                        Registration No. ______________

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                               INITIAL FILING TO
                                   FORM S-6

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


A.    Exact name of Trust:     Massachusetts Mutual Variable Life Separate
                               Account I

B.    Name of Depositor:       Massachusetts Mutual Life Insurance Company

C.    Complete address of      1295 State Street
      Depositor's principal    Springfield, MA  01111
      Executive offices:

E.    Title of Securities being registered: Survivorship Flexible Premium
                                            Adjustable Variable Life Insurance
                                            Policy

F.    Approximate date of proposed          as soon as practicable after the
      Public offering:                      effective date of this Registration
                                            Statement.

Pursuant to Rule 24-F-2 of the Investment Company Act of 1940, Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant's fiscal year ending December 31, 1998 was filed on February 20, 1999.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

                       CROSS REFERENCE TO ITEMS REQUIRED
                            BY FORM N-8B-2

Item No. of
Form N-8B-2    Caption
-----------    -------

     1   Cover Page; The Separate Account.

     2   Cover Page.

     3   Cover Page.

     4   Sales and Other Agreements.

     5   The Separate Account.

     6   Not Applicable.

     7   Not Applicable.

     8   Appendix F.  Financial Statement.

     9   Legal Proceedings.

     10 Detailed Description of Policy Features; Investment Options; Other Policy Information.

     11  Investment Options.

     12  Investment Options; Sales and Other Agreements.

     13  Introduction; Detailed Description of Policy Features.

     14  Detailed description of Policy Features.

     15  Premiums; Exhibit 99(11).

     16  Introduction; The Separate Account.

     17  Detailed description of Policy Features; Exhibit 99(11).

     18  The Separate Account.

     19  Other Information.

     20  Not Applicable.

     21  Policy Loan Privilege.

     22  Not Applicable.

     23  Bonding Arrangement.

     24 Detailed Description of Policy Features; Other Information; Investment Options.

     25  Other Information.

     26  Other Information; The Investment Options.

     27  Other Information.

     28  Appendix E:  Directors and Executive Officers.

     29  Other Information.

     30  Other Information.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2  Caption
-----------  -------

     31  Not Applicable.

     32  Not Applicable.

     33  Not Applicable.

     34  Not Applicable.

     35  Sales and Other Agreements.

     36  Not Applicable.

     37  Not Applicable.

     38  Sales and Other Agreements.

     39  Sales and Other Agreements.

     40  Sales and Other Agreements.

     41  Sales and Other Agreements.

     42  Not Applicable.

     43  Sales and Other Agreements.

     44  The Separate Account.

     45  Not Applicable.

     46  Account Value and Net Surrender Value; The Separate Account.

     47  The Separate Account.

     48  Not Applicable.

     49  Not Applicable.

     50  Not Applicable.

     51  Detailed Description of Policy Features; Other Policy Information.

     52  Investment Options.

     53  Federal Income Tax Considerations.

     54  Not Applicable.

     55  Not Applicable.

     56  Not Applicable.

     57  Not Applicable.

     58  Not Applicable.

     59  Appendix F. (to be filed)

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy*

Issued by Massachusetts Mutual Life Insurance Company


This prospectus describes a survivorship life insurance policy (the "policy") offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). While the policy is in force, it provides lifetime insurance protection on the two Insureds named in the policy. It pays a death benefit at the death of the surviving Insured (the "second death").

In this prospectus, "you" and "your" refer to the Owner of the policy. "We," "us," and "our" refer to MassMutual.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the death benefit. This flexibility allows you to meet changing insurance needs under a single insurance policy.

You may allocate net premiums and account value among the divisions of the Separate Account offered under this policy and a Guaranteed Principal Account (the "GPA"). Each division invests in shares of a designated investment fund. Currently, the funds listed at right are available under this policy.

You bear the investment risk of any account value allocated to the investment funds. The death benefit may vary, and the net surrender value will vary, depending on the investment performance of the funds.

This policy is not a deposit or obligation of, or guaranteed or endorsed by, any financial institution. It is not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other federal agency. It is also subject to investment risks, including loss of the principal amount invested.

We service the policy at our Administrative Office located at 1295 State Street, Springfield, Massachusetts 01111-0001. Our telephone number is (413) 788-8411. Our Home Office is located in Springfield, Massachusetts.

This policy provides insurance protection. It is not a way to invest in mutual funds. Replacing an existing life insurance policy with this policy may not be to your advantage.

Please read this prospectus and keep it for further reference.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy or to anyone to whom it is illegal to offer the policy.

*Title may vary in some jurisdictions.


MML Series Investment Fund
--------------------------
 MML Equity Fund
 MML Money Market Fund
 MML Managed Bond Fund
 MML Blend Fund
 MML Equity Index Fund
 MML Small Cap Value Equity Fund
 MML Growth Equity Fund
 MML Small Cap Growth Equity Fund

Oppenheimer Variable Account Funds
-----------------------------------
 Oppenheimer Aggressive Growth Fund/VA
 Oppenheimer Global Securities Fund/VA
 Oppenheimer Capital Appreciation Fund/VA
 Oppenheimer Strategic Bond Fund/VA
 Oppenheimer Main Street Growth & Income Fund/VA
 Oppenheimer High Income Fund/VA
 Oppenheimer Bond Fund/VA

Variable Insurance Products Fund II
-----------------------------------
 Fidelity's VIP II Contrafund(R) Portfolio

T. Rowe Price Equity Series, Inc.
---------------------------------
 T. Rowe Price Mid-Cap Growth Portfolio

American Century Variable Portfolios, Inc.
------------------------------------------
 American Century's VP Income & Growth Fund

BT Insurance Funds
-------------------
 Bankers Trust's Small Cap Index Fund

Goldman Sachs Variable Insurance Trust
--------------------------------------
 Goldman Sachs Capital Growth Fund

Janus Aspen Series
------------------
 Janus Aspen Capital Appreciation Portfolio
 Janus Aspen Worldwide Growth Portfolio

Templeton Variable Product Series Fund
--------------------------------------
 Templeton International Fund

Neither the United States Securities and Exchange Commission nor any state securities commission has approved this prospectus or determined that it is accurate or complete. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by the prospectuses for the investment funds. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that is filed with the Commission.

                            EFFECTIVE FEBRUARY, 2000

Table of Contents


I.   INTRODUCTION .................................................3

II.  DETAILED DESCRIPTION OF
      POLICY FEATURES
      Purchasing the Policy .......................................6
      Death Benefit ...............................................6
      Premiums ....................................................8
      Transfers ...................................................9
      Policy Termination and Reinstatement .......................10
      Charges and Deductions .....................................11
      Deductions from Premiums ...................................11
      Monthly Charges Against the
       Account Value .............................................11
      Daily Charges Against the
       Separate Account ..........................................12
      Surrender Charges ..........................................12
      Other Charges ..............................................12
      Special Circumstances ......................................12
      Account Value and Net
       Surrender Value ...........................................13
      Policy Loan Privilege ......................................14
III. INVESTMENT OPTIONS
      The Guaranteed Principal Account ...........................16
      The Separate Account .......................................16
      Fund Profiles ..............................................17
      The Funds ..................................................19
      The Investment Advisers ....................................12
IV.  OTHER POLICY INFORMATION
      When We Pay Proceeds .......................................24
      Payment Options ............................................24
      Beneficiary ................................................25
      Assignment .................................................25
      Limits on Our Right to Challenge
       the Policy ................................................25
      Error of Age or Gender .....................................26
      Suicide ....................................................26

      Additional Benefits You Can Get
       by Rider ..................................................26
      Sales and Other Agreements .................................26

V.   OTHER INFORMATION
      MassMutual..................................................28
      Annual Reports..............................................28
      Federal Income Tax Considerations...........................28
      Your Voting Rights..........................................30
      Reservation of Rights.......................................30
      Bonding Arrangement.........................................31
      Legal Proceedings...........................................31
      Year 2000...................................................31
      Experts.....................................................31

Appendix A
      Definition of Terms ........................................32

Appendix B
      Examples of Death Benefit
        Option Changes ...........................................34

Appendix C
      Rates of Return.............................................36

Appendix D
      Illustration of Death Benefits,
        Net Surrender Values, and
        Accumulated Premiums .....................................40

Appendix E
      Directors of MassMutual ....................................53
      Executive Vice Presidents ..................................55

Appendix F
      Financial Statements .....................................FF-1



2    Table of Contents

I. Introduction

Please refer to Appendix A, Glossary for definitions of the terms contained in this prospectus.

You should consult your policy for more information about its terms and conditions, and for any state-specific variations that may apply to your policy. These variations will depend on the "contract state" of your policy; it is usually the state or other jurisdiction in which you live.

The Policy is a life insurance contract providing a death benefit, an account value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance. The policy is a "survivorship" policy because it provides life insurance on two insured lives and pays a death benefit at the time of the second death.

There is no fixed schedule of premium payments. You may establish a schedule of premium payments ("planned premium payments"), but if a planned premium payment is not made the policy will not necessarily terminate. If planned premium payments are made they do not guarantee a policy will remain in force. The policy allows you to match premium payments to your income flows or other financial decisions.

You may increase or decrease the death benefit and change the Death Benefit Option under the policy. Further, the death benefit may vary, and the net surrender value will vary, with the investment experience of the investment funds in which an Owner has account value. The GPA interest rate is declared and guaranteed each calendar year. This guaranteed calendar-year rate will not be less than 3%; it may be greater than 3%. We may credit interest periodically at rates that exceed this guaranteed rate.

The following diagram summarizes how the policy works.


                                                    HOW THE POLICY WORKS

                                                       Premium Payment
                                                   We deduct a premium
                                             expense charge from each premium
                                              payment (graphic arrow to "Net
                                                         Premium")

                                                        Net Premium
                                              We allocate the net premium and
                                                 account value among the
                                             divisions of the Separate Account
                                                 and the GPA based on the
                                                percentages you have chosen
          Investment Earnings                   (graphic arrow to "Account                      Account Value Charges
                                                          Value")

    Each day we credit or debit the         -----------------------------------                Each month we deduct for
 investment earnings or losses of the                                                       administrative, insurance, and
divisions of the Separate Account less                  Account Value                             rider expenses.
   fund investment management fees
      and separate account fees.             You determine how the account                         Owner Access to
   (graphic arrow to "Account Value")          value is allocated among the                         Account Value
                                               available investment options.                You may access account values
                                               (graphic arrows to "Account                  through loans and withdrawals
   We also credit interest on values          Value Charges", "Owner Access                 after the first Policy Year.
               in the GPA.                      to Account Value", "Death
                                               Benefit", "Policy Surrender")
                                            -----------------------------------
           Death Benefit                                                                          Policy Surrender
  You have a choice of three Death                                                     During the first 14 years of coverage,
 Benefit Options. You can change the                                                  if you surrender all of your coverage or
       Option at a later date.                                                          decrease your policy Face Amount, we
                                                                                         deduct a surrender charge from any
                                                                                                 amount we pay you.

                                                                Introduction   3

All expense charges and deductions are described in Charges and Deductions in
Part II.

A summary of the product and separate account charges follows.


                                            CURRENT RATE                              GUARANTEED RATE
----------------------------------------------------------------------------------------------------------------------
Premium Expense Charge        All Coverage Years: 8.5% of premium up          All Coverage Years: 10.5% of premium up to
                              to Premium Expense Factor; 3% of premium        Premium Expense Factor; 7.5% of premium
                              over Premium Expense Factor.                    over Premium Expense Factor.
----------------------------------------------------------------------------------------------------------------------
Administrative Charge         Policy Years 1-10: $12 per month per            All Policy Years: $12 per month per
                              policy.                                         policy.
                              Policy Years 11+: $8 per month per policy.
----------------------------------------------------------------------------------------------------------------------
Face Amount Charge            A rate that varies by the Issue Ages,           A rate that varies by the Issue Ages,
                              genders, and risk classifications of the        genders, and risk classifications of the
                              Insureds, and the year of coverage.  The        Insureds, and the year of coverage.  The
                              monthly rate, per $1,000 of Face Amount,        monthly rate, per $1,000 of Face Amount,
                              ranges from:                                    ranges from:
                              Coverage Years 1-10: $0.05 to $0.17             Coverage Years 1-10: $0.08 to $0.20
                              Coverage Years 11+: $0.00                       Coverage Years 11+: $0.00
----------------------------------------------------------------------------------------------------------------------
Insurance Charges             A per-thousand rate applied to the              For standard risks, the guaranteed cost
                              insurance risk each month. The rate             of insurance rates are based on the
                              varies by the Issue Ages, genders, and          Commissioners 1980 Standard Ordinary
                              risk classifications of the Insureds,           (CSO) Mortality Tables.
                              and the year of coverage.
----------------------------------------------------------------------------------------------------------------------
Mortality and Expense         All Policy Years: 0.25% on an annual            All Policy Years: 0.60% on an annual
Risk Charge                   basis of daily net asset value of the           basis of daily net asset value of the
                              Separate Account.                               Separate Account.
----------------------------------------------------------------------------------------------------------------------
Investment Management                                (See separate table on next page.)
Fees and Other Expenses
----------------------------------------------------------------------------------------------------------------------
Loan Rate Expense Charge      Policy Years 1-10: 0.50% of loaned              All Policy Years: 0.80% of loaned amount.
                              amount.
                              Policy Years 11+: 0.25% of loaned amount.
----------------------------------------------------------------------------------------------------------------------
Withdrawal Fee                $25                                             $25
----------------------------------------------------------------------------------------------------------------------
Surrender Charges             Coverage Years 1-5:  Based on the               Coverage Years 1-5: Based on the
                              Target Premium (but not to exceed               Target Premium (but not to exceed $45
                              $45 per thousand of Face Amount).               per thousand of Face Amount).
                              Coverage Years 6-14: The preceding year         Coverage Years 6-14: The preceding year
                              surrender charge reduced by 10% of the          surrender charge reduced by 10% of the
                              first-year surrender charge.                    first year-surrender charge.
----------------------------------------------------------------------------------------------------------------------

The Premium Expense Factor referenced above is used to determine the premium expense charge and sales compensation. The Premium Expense Factor is shown in the policy; it can be quoted upon request before the policy is issued. Examples of current Premium Expense Factors per $1,000 of Face Amount, for a Male and Female, both Non-tobacco risk class, are: Both Age 25 - $2.48; Both Age 55 - $11.45; Both Age 85- $58.32. The Premium Expense Factor for your policy will be based on the Issue Ages, genders, and risk classes of the Insureds, and on the Face Amount.

The Target Premium referenced above is used to determine surrender charges. Although the Target Premium is not shown in the policy, the surrender charges are listed in the policy; they can be quoted upon request before the policy is issued. Examples of current Target Premiums per $1,000 of Face Amount, for a Male and Female, both Non-tobacco risk class, are: Both Age 25 - $2.48; Both Age 55 - $11.45; Both Age 85 - $58.32. The Target Premium for your policy will be based on the Issue Ages, genders, and risk classes of the Insureds, and on the Face Amount.


4    Introduction

                           INVESTMENT MANAGEMENT FEES
                               AND OTHER EXPENSES

 Total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 1998.

                                                                                                         Total Fund
                                                                 Management           Other              Operating
Fund Name                                                           Fees             Expenses             Expenses
----------------------------------                             --------------      ------------        --------------
MML Equity Fund                                                     0.37%              0.00%                0.37%

MML Money Market  Fund                                              0.46%              0.03%                0.49%

MML Managed Bond Fund                                               0.45%              0.03%                0.48%

MML Blend Fund                                                      0.37%              0.00%                0.37%

MML Equity Index Fund                                               0.30%              0.20%                0.50%

MML Small Cap Value Equity Fund                                     0.39%              0.05%                0.44%

MML Growth Equity

MML Small Cap Growth Equity

Oppenheimer Aggressive Growth Fund/VA                               0.69%              0.02%                0.71%

Oppenheimer Global Securities Fund/VA                               0.68%              0.06%                0.74%

Oppenheimer Capital Appreciation Fund/VA                            0.72%              0.03%                0.75%

Oppenheimer Strategic Bond Fund/VA                                  0.74%              0.06%                0.80%

Oppenheimer Main Street Growth & Income Fund/VA

Oppenheimer High Income Fund/VA

Oppenheimer Bond Fund/VA

Fidelity's VIP II Contrafund(R) Portfolio*                          0.59%              0.07%                0.66%

T. Rowe Price Mid-Cap Growth Portfolio                              0.85%              0.00%                0.85%

American Century's VP Income & Growth Fund                          N/A                N/A                  0.70%

Bankers Trust's Small Cap Index

Goldman Sachs Capital Growth

Janus Aspen Capital Appreciation Growth Portfolio

Janus Aspen Worldwide Portfolio

Templeton International

--------------------------------------------------------------------------------------------------------------------

*A portion of the brokerage commissions that Contrafund pays was used to reduce the Other Expenses for the Fund. In addition, Contrafund, or the investment manager on behalf of the Fund, entered into an arrangement with a Fund custodian whereby credits realized as a result of non-invested cash balances were used to reduce custodian expenses. Without such reductions, the Other Expenses would have been 0.11%, increasing the Total Fund Operating Expenses to 0.70%.


                                                              Introduction     5

II. Detailed Description of Policy Features


Purchasing the Policy

To purchase a policy you must send a completed application to our Administrative Office. The minimum Initial Face Amount of a policy is currently $100,000. The policy can be issued for two Insureds where the older Insured is between the ages of 18 and 90 inclusive, and the younger Insured is between the ages of 18 and 85 inclusive. Before issuing a policy, we will require evidence of insurability. This usually will require a medical examination.

We determine whether to accept or reject the application for the policy and the Insureds' risk classifications. If we do not accept the application, we will refund any premium paid.

Coverage under the policy becomes effective on the Issue Date of the policy or, if later, the date the first premium is paid. See Premiums for more about the first premium. For the first premium to be paid, we must receive it in good order.

Unisex Policy. Policies generally are issued with values that vary based on the genders of the Insureds. Policies purchased as part of an employee benefit plan may be "unisex"; that is, they have policy values that do not vary by gender. References in the prospectus to sex-distinct policy values are not applicable to unisex policies. Upon request we will provide you illustrations showing the effect of unisex rates on premiums, net surrender values and death benefits.

Right to Return the Policy. Once you receive your policy, you should review it carefully. If you are not satisfied with your policy, you may cancel it within 10 days after you receive it. (This period of time may vary by state.)

To cancel the policy, return it to us at our Administrative Office, to the agent who sold the policy, or to one of our agency offices. If you cancel your policy, we will give you a refund.

In most states, this refund is the sum of:

(i)   any premium paid for the policy; plus

(ii)  any interest credited to the policy under the GPA; plus or minus

(iii) an amount reflecting the investment experience of the divisions of the Separate Account under this policy to the date we receive the policy; minus

(iv)  any amounts withdrawn and any policy debt.

In other states, this refund is equal to any premium paid for the policy, reduced by any amounts withdrawn and any policy debt.

Consult your policy to determine which refund applies under your policy. A few states have variations of these two refund types.

Death Benefit

While the policy is in force, we will pay the death benefit to the named Beneficiary at the second death. Although we normally will pay the death benefit within seven days of receiving satisfactory proof of the Insureds' deaths, we may delay payments under certain circumstances. All or part of the death benefit can be paid in cash or under one or more of the payment options described in the policy.

Minimum Death Benefit. In order to qualify as life insurance under Internal Revenue Code ("IRC") Section 7702, the policy has a minimum death benefit determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Under one test, the Cash Value Test, the minimum death benefit is equal to a percentage of the account value. The percentage depends on the genders (male, female, unisex), tobacco classifications, and Attained Ages of both Insureds.

Under the other test, the Guideline Premium Test, the minimum death benefit also is equal to a percentage of the account value, but the percentage varies only by the Attained Age of the younger Insured. The percentages are shown in the policy.


6   Detailed Description of Policy Features

Your choice of the Guideline Premium Test or the Cash Value Test will depend on how you intend to pay premiums. In general, if you intend to pay premiums in early policy years only, the Cash Value Test may be more appropriate. If you intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. You should see policy illustrations of both approaches to determine how the policy works under each approach, and which is best for you.

Death Benefit Options. The death benefit is the benefit provided under the Death Benefit Option in effect on the date of the second death. This benefit is reduced by any outstanding policy debt and any due but unpaid premium needed to avoid policy termination. You may choose one of three Death Benefit Options:

(a)  Option 1 (a level amount option) or

(b)  Options 2 or 3 (variable amount options).

You choose the Death Benefit Option in the application and you may change the option at a later date subject to certain restrictions described in Changes in Death Benefit Option.

The death benefit provided by Options 1, 2 and 3 is as follows.

Option 1 - The benefit is the greater of:

(a)  the Face Amount on the date of the second death; and

(b)  the minimum death benefit on the date of the second death.

Option 2 - The benefit is the greater of:

(a)  the Face Amount plus the account value on the date of the second death; and

(b)  the minimum death benefit on the date of the second death.

Option 3 - The benefit is the greater of:

(a) the Face Amount plus the premiums paid less any premiums refunded under the policy to the date of the second death; and

(b)  the minimum death benefit on the date of the second death.

See Appendix B for examples of how changes in account value and the amount of premiums paid may affect the death benefit of a policy.

Changes in Death Benefit Option. After the first Policy Year, you may change the Death Benefit Option. You must provide a written application and you may have to provide evidence that the Insureds still are insurable. The effective date of a change will be the Monthly Charge Date on or preceding the date we approve the change. A change in the Death Benefit Option will result in a change of the policy Face Amount. The death benefit under the new Death Benefit Option will be the same as the death benefit under the old Death Benefit Option at the time of the change.

You cannot change the Death Benefit Option if:

1.  the Face Amount is reduced to less than $100,000 as a result of the change,

2. the Attained Age of the younger Insured has reached 85, or of the older has reached 90; or

3.  only one of the Insureds is alive.

When the policy Face Amount changes as a result of a change in the Death Benefit Option, the monthly charges also will change. The change in Face Amount also may change the charges for certain additional benefits. The change in Face Amount will not change the policy surrender charge.

For examples of Death Benefit Option changes and how they impact the contract, see Appendix B.

Changes in Face Amount. You may request an increase or decrease in the Face Amount by submitting a written request for a change of Face Amount to our Administrative Office. The Face Amount change will be effective on the Monthly Charge Date on or preceding our approval of the request.

Increases in Face Amount. You must provide us with a written application and evidence the Insureds still are insurable to increase your Face Amount. An increase may not be less than $50,000. You may not increase the Face Amount of the policy after the younger Insured reaches Attained Age 85, or , if earlier, after the older Insured reaches Attained Age 90.

If you increase the policy Face Amount, the monthly charges will increase.

Decreases in Face Amount. After the first Policy Year, you may decrease the policy Face

                                   Detailed Description of Policy Features     7

Amount at any time (except during the 12-month period following a Face Amount increase). You must send a written request to us. You may not decrease the Face Amount if the decrease would result in a Face Amount of less than $100,000.

If you decrease the Face Amount, a surrender charge may apply. We will deduct surrender charges from the division(s) of the Separate Account and from the GPA in proportion to the non-loaned values in each.

A decrease will reduce the Face Amount in the following order:

(a)  the Face Amount of the most recent increase; then

(b)  the Face Amounts of the next most recent increases successively; and last

(c)  the Initial Face Amount.

If you decrease the Face Amount the monthly charges deducted from the account value will decrease.

If you decrease the Face Amount, the policy may become a "modified endowment contract" under federal tax law. Consult your tax adviser. (See also Modified Endowment Contracts in Part V.)

Premiums

The first premium must be paid before the policy can become effective. Thereafter, within limits you may make premium payments at any time and in any amount. Net premiums are allocated to the account value as you choose.

First Premium. Generally, you determine the first premium you want to pay for the policy; but it must be at least equal to the minimum initial premium. The minimum initial premium depends on your chosen premium frequency, Initial Face Amount and Death Benefit Option, and on the Issue Age, gender, and risk classification of each Insured.

Planned Premiums. When applying for the policy, you select the planned premium amount and the payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium must be at least $20. The amount of the planned premium and the payment frequency you select are shown in the policy. We will send you premium notices based on your selections. To change the amount and frequency of planned premiums, send a written notice to us at our Administrative Office.

If a planned premium payment is not made, the policy will not necessarily terminate. Conversely, making planned premium payments does not guarantee the policy will remain in force. To keep the policy in force, you must either have a sufficient account value or meet the safety test. See Grace Period and Termination.

Premium Payments and Flexibility. After you have paid the first premium, within limits you may pay any amount at any time while at least one Insured is living. Send all premium payments to us either at our Administrative Office or at the address shown on the premium notice.

You may elect to pay premiums by pre-authorized check. Under this procedure, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments.

Premium Limitations. The minimum premium payment is $20.

If you choose the Cash Value Test to qualify your policy as life insurance, the maximum premium each Policy Year is the greatest of:

(a) an amount equal to $100 plus double the Premium Expense Factor for the policy;

(b)  the amount of premium paid in the preceding Policy Year; and

(c) the highest premium payment amount that would not increase the insurance risk (see Insurance Charges).

We may refund any amount of premium payment that exceeds the Cash Value Test limit.

If you choose the Guideline Premium Test, the maximum premium for each Policy Year is the lesser of:

(a)  the maximum premium for the Cash Value Test; and

(b) the Guideline Premium Test amount which will be stated in the policy.

If you choose the Guideline Premium Test, we will refund any amount of premium payment that exceeds the Guideline Premium Test limit. In


8     Detailed Description of Policy Features
this case, you may instead increase the Face Amount, by meeting the requirements for the increase, so that the premium payment is within the increased premium limit. Otherwise, the policy would no longer qualify as life insurance under federal tax law.

Allocating Net Premiums. A net premium is a premium payment we receive in good order, minus the premium expense charge.

Net Premiums Received through Issue Date. We will allocate any net premiums received through the Issue Date of the policy to our general investment account. Any net premiums received before the Policy Date will be allocated as of that Date. We will credit interest at the rate(s) we use for the GPA during that time.

Register Date and Valuation Date. net premiums credited to the policy on and after the Register Date will be allocated among the divisions and the GPA according to your net premium allocation. Also, any values in the policy held before the Register Date will be allocated on that Date among the divisions and the GPA according to your net premium allocation on that Date.

The Register Date must be a Valuation Date. A Valuation Date is any date on which the New York Stock Exchange is open for trading.

We set the Register Date for the policy. It depends on the type of refund offered under the Right To Return provision in your policy. Refer back to Purchasing the Policy for information about this provision.

If the refund includes interest and investment experience, the Register Date is the Valuation Date that is on, or next follows, the later of:

(a) the day after the Issue Date of the policy; and

(b) the day we receive the first premium payment in good order.

If the refund does not include interest or investment experience:

1. The Register Date is the first Valuation Date after the end of the Right To Return period;

2. Any net premiums received after the Issue Date but before the Register Date will be allocated to the Money Market division; and

3. Any values in the policy held as of the Issue Date will be allocated to the Money Market division on the first Valuation Date after the Issue Date.

Net Premium Allocation. When applying for the policy, you indicate how you want net premiums allocated among the divisions and the GPA. You may change your net premium allocation at any time. Just send a written notice to us at our Administrative Office.

You may set your net premium allocation in terms of whole-number percentages that add to 100%. (Also see Overall Limitation on Net Premium Allocations and Transfers.)

Transfers

You may transfer all or part of the account value invested in a division of the Separate Account to any other division or to the GPA. Simply send us a written request. Although currently there is no limit on the number of transfers you may make, we reserve the right to limit the number to no more than one every 90 days. If we impose a limit, it would not apply to a transfer of all funds in the Separate Account divisions to the GPA or to transfers made in connection with any automated-transfer program we offer.

We limit transfers from the GPA to the Separate Account divisions to one each Policy Year. You may not transfer more than 25% of the fixed account value (less any policy debt) at the time of the transfer. There is one exception to this rule. If you:

 .    have transferred 25% of the fixed account value each year for three consecutive Policy Years; and have neither

 .    allocated net premiums in the GPA, nor

 .    transferred any money into the GPA during these three Years; then you may transfer the remainder of the fixed account value (less any policy debt) out of the GPA in the succeeding Policy Year. In this case,


                                   Detailed Description of Policy Features     9
you must transfer the full amount out of the GPA in one transaction.

Any transfer is effective on the Valuation Date at the price next determined after we receive the request in good order at our Administrative Office. We do not charge for transfers.

Overall Limitation on Net Premium Allocations and Transfers. You may allocate net premiums and transfer amounts to up to 16 divisions over the life of the policy. We reserve the right to increase this limit.

In addition, we may need to further limit access to divisions of the Separate Account, so the policy will continue to qualify as life insurance. See Investor Control, under Federal Income Tax Considerations, in Section V. Other Information, for more information.

Policy Termination and Reinstatement

The policy will not terminate simply because you do not make planned premium payments. Conversely, making planned premium payments does not guarantee that the policy will remain in force.

The policy may terminate if its account value cannot cover the monthly charges and the safety test is not met.

If the policy does terminate, you may be permitted to reinstate it.

Grace Period and Termination.  The policy may terminate without value if:

 .    its account value, less any outstanding policy debt, on a Monthly Charge
     Date cannot cover the monthly charges due; and

 .    the safety test is not met on that Date.

However, we allow a grace period for payment of the premium amount (not less than $20) needed to avoid termination. We will mail you a notice stating this amount.

The policy will terminate without value if we do not receive the required payment by the end of the grace period.

Grace Period. The grace period begins on the date the monthly charges are due. It ends 61 days after that date or, if later, 31 days after the date we mail the notice stating the amount needed.

During the grace period, the policy will stay in force. If the second death occurs during the grace period, the death benefit will be payable. In this case, any due but unpaid premium amount needed to avoid termination will be deducted from the death benefit.

Safety Test. (Not available in New York) The safety test allows you to keep the policy in force, regardless of the account value of the policy, by making minimum premium payments. But the safety test can be met only during the Guarantee Period stated in the policy.

The Guarantee Period has an associated monthly Guarantee Premium. The amount of the Guarantee Premium depends on the Issue Age, gender, and risk classification of each Insured, and on the Face Amount and Death Benefit Option.

During the Guarantee Period, the safety test is met if (A) equals or exceeds
(B), defined as:

(A) premiums paid less any amounts withdrawn, accumulated at an effective annual interest rate of 3%;

(B) monthly Guarantee Premiums paid on each Monthly Charge Date beginning on the Policy Date, accumulated at an effective annual interest rate of 3%.

In (A) above, we exclude any premiums refunded (see Premium Limitations).

Example:

 The policy is in the Guarantee Period. The monthly Guarantee Premium is $25. You have made premium payments of $35 on each Monthly Charge Date beginning on the Policy Date. In this case, the safety test is met. Even if the account value cannot cover the monthly charges, the policy will stay in force.

Generally, the Guarantee Period is the first five Policy Years. Consult your policy for the Guarantee Period available to you.

Reinstating Your Policy. If your policy terminates, you may reinstate it--that is, put it


10    Detailed Description of Policy Features
back in force. But you may not reinstate your policy if:

 .    you surrendered it; or

 .    five years have passed since it terminated; or

 .    the younger Insured's Attained Age exceeds 99; or

 .    an Insured has died since the policy terminated.

Requirements to Reinstate Your Policy.  To reinstate your policy, we will need:

1.   a written application to reinstate;

2. evidence, satisfactory to us, that each Insured living when the policy terminated still is insurable; and

3. a premium payment sufficient to keep the policy in force for three months after reinstatement. The minimum amount of this premium payment will be quoted on request.

Policy after You Reinstate. If you reinstate your policy, the Face Amount will be the same as it was when it terminated. Your account value at reinstatement will be the premium paid at that time, reduced by the premium expense charge and any monthly charges then due. (Monthly charges for the period before reinstatement are not recovered.) Surrender charges after reinstatement will apply as if the policy had not terminated. However, if the surrender charge was taken when the policy terminated, then the applicable surrender charges will not be reinstated.

If you reinstate your policy, it may become a "modified endowment contract" under current federal tax law. Consult your tax adviser.

Charges and Deductions

We will deduct charges from the policy to compensate us for:

(a)  providing the insurance benefits under the policy (including any riders);

(b)  administering the policy;

(c) assuming certain risks in connection with the policy (including any riders); and

(d)  selling and distributing the policy.

In addition, the fund managers deduct expenses from the funds. For more information about these expenses, see the individual fund prospectuses.

Deductions from Premiums

We deduct a premium expense charge from each premium payment you make. The premium expense charge rate is higher for premium payments up to the Premium Expense Factor than for premium payments over the Premium Expense Factor. The Premium Expense Factor is based on the Issue Ages, genders, and risk classifications of the Insureds.

If you have increased the policy Face Amount, we allocate premium payments to the Initial Face Amount and to all increases based on the relative size of the Premium Expense Factor for each.

Monthly Charges Against the Account Value

We deduct charges from the account value on each Monthly Charge Date. The monthly charges are:

(a)  an administrative charge;

(b)  a face amount charge;

(c)  an insurance charge; and

(d)  a rider charge for any additional benefits provided by rider.

We deduct the monthly charges from the division(s) and the GPA in proportion to the non-loaned values of the policy in the division(s) and the GPA.

Monthly charges beyond Attained Age 99 of the younger Insured are zero.

Administrative Charge and Face Amount Charge. The monthly administrative charge and face amount charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.

Insurance Charges. The monthly insurance charge for a policy is equal to the insurance risk under the policy, multiplied by the monthly insurance charge rate for that policy month. We determine the insurance risk on the first day of each policy month. It is the amount by which the death benefit (discounted at the monthly equivalent of 3% per year) exceeds the account value.


                                  Detailed Description of Policy Features     11

Insurance rates are based on the Issue Ages, genders, and risk classes of the Insureds, and the year of coverage. We currently place Insureds into the following five standard rate classes: Ultra Preferred Non-Tobacco, Select Preferred Non-Tobacco, Non-Tobacco, Select Preferred Tobacco, and Tobacco. We also have rate classes for less favorable mortality risks. In otherwise identical policies, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Non-Tobacco Insureds than for Ultra Preferred Non-Tobacco Insureds.

Rider Charge. You can obtain additional benefits by requesting riders on your policy. The monthly rider charges include charges for any benefits you add by rider.

Daily Charges Against the Separate Account

Mortality and Expense Risk Charge. Each day we deduct a charge from the Separate Account for mortality and expense risks. We do not deduct this charge from the assets in the GPA.

The mortality risk is a risk that the group of lives we insure may, on average, live for shorter periods of time than we estimated. The expense risk is a risk that our costs of issuing and administering policies may be more than we estimated.

If we do not need all the money we collect in mortality and risk charges to cover death benefits and expenses, the amount we do not need will be our gain. However, even if the money we collect is not enough to cover death benefits and expenses, we will pay all death benefits and expenses.

Investment Management Fee and Other Expenses. Each fund incurs investment management fees and other expenses. These are deducted from the fund.

Surrender Charges

If you fully surrender the policy or decrease the Face Amount during the first 14 Policy Years, we will take a surrender charge against the account value. This also applies during the first 14 years after an increase in Face Amount.

We calculate surrender charges separately for the Initial Face Amount and for each increase in the Face Amount. The surrender charge in the first five years of coverage is based on the Target Premium. Then, the surrender charge is decreased by 10% of the first-year surrender charge in each of the next nine years of coverage, and is zero in the fifteenth and later years.

Decrease in Selected Face Amount. If you decrease your policy Face Amount, we cancel all or a part of your Face Amount segments. We take a partial surrender charge from the account value. The partial surrender charge is equal to the surrender charge associated with each decreased or canceled Face Amount segment. If the partial surrender charge for a decreased or canceled Face Amount segment would be greater than the account value of the policy, we set the partial surrender charge equal to the account value on the date of the surrender.

After a Face Amount decrease, we reduce the surrender charge for the remaining segments by the amount of the partial surrender charge taken.

Other Charges

Withdrawal Fee. If you make a Withdrawal from your policy, we deduct $25 from the amount you withdraw. This fee is guaranteed not to exceed $25.

Loan Interest Rate Expense Charge. This charge reimburses us for administering policy loans.

Special Circumstances

We may vary the charges and other terms of Policies where special circumstances result in sales or administrative expenses or insurance risks that are different from those normally associated with these policies. We will make these variations only in accordance with uniform rules we establish.


12    Detailed Description of Policy Features

Account Value and Net Surrender Value

The account value of the policy has two components: the variable account value and the fixed account value.

Variable Account Value. The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

 .    net premiums allocated to the Separate Account;

 .    transfers to the Separate Account from the Guaranteed Principal Account;

 .    transfers and withdrawals from the Separate Account;

 .    monthly charges and surrender charges deducted from the Separate Account;
     and

 .    the net investment experience of the Separate Account.

These transactions are all reflected in the variable account value through the purchase and sale of accumulation units.

Net Investment Experience and Accumulation Units. The net investment experience of the variable account value is reflected in the value of the accumulation units. The value of your accumulation units in a division is equal to:

 .    the accumulation unit value in that division; multiplied by

 .    the number of accumulation units in that division credited to your policy.

We purchase and sell accumulation units at the unit value as of the closing time of the New York Stock Exchange on the Valuation Date processed.

If we receive a premium or a transaction request in good order before the closing time on a Valuation Date, units will be purchased or sold as of that Valuation Date. If we receive it in good order after that time, units will be purchased or sold as of the next Valuation Date.

The variable account value of the policy is the total of the values of the accumulation units in each division credited to policy.

Fixed Account Value. The fixed account value is the accumulation at interest of:

 .    net premiums allocated to the Guaranteed Principal Account; plus

 .    amounts transferred into the GPA from the Separate Account; less

 .    amounts transferred or withdrawn from the GPA; and less

 .    monthly charges and surrender charges deducted from the GPA.

Interest on the Fixed Account Value. The fixed account value earns interest at an effective annual rate, credited daily.

For the part of the fixed account value equal to any policy loan, the daily rate we use is the daily equivalent of:

 .    the annual loan interest rate minus the loan interest rate expense charge;
     or

 .    3% if greater.

For the part of the fixed account in excess of any policy loan, the daily rate we use is the daily equivalent of:

 .    the current interest rate we declare; or

 .    the guaranteed calendar-year interest rate we declare for the year if greater.

This guaranteed calendar-year rate for each year will be at least 3%.

Net Surrender Value. The net surrender value of the policy is equal to:

 .  the account value; less

 .  any surrender charges that apply; and less

 .  any policy debt.

You may surrender your policy written request. We will determine the net surrender value at the end of the Valuation Date on which we receive the request in good order.

Withdrawals. After the first Policy Year, you may withdraw up to 75% of the net surrender value. We deduct a fee of $25 from the amount withdrawn. We do not charge a surrender charge for a withdrawal. The minimum amount you can withdraw is $100 (including the withdrawal fee). We may not allow a withdrawal if it would result


                                   Detailed Description of Policy Features    13
in a reduction of the Face Amount to less than $100,000.

You must state in the withdrawal Request from which divisions or the GPA you want the withdrawal made. You can state the amount as a dollar amount or a percentage. The withdrawal will be effective on the date we receive the written request in good order. We will process it within seven days. The withdrawal amount you wish taken from each division of the Separate Account and from the GPA may not exceed the non-loaned account value in each of these. If you have chosen Death Benefit Option 1 or 3, we will reduce the Face Amount by the amount of the withdrawal unless you provide evidence satisfactory to us that the Insureds or Insured alive still is insurable.

Policy Loan Privilege

General. After the first Policy Year, you may take a loan from the policy as long as the account value exceeds the total of any surrender charges. You must assign the policy to us as collateral for the loan. The maximum amount you can borrow at any time is 90% of the policy's account value less any surrender charge. If there is any outstanding policy debt (which includes accrued interest), it reduces the maximum amount available.

Source of Loan. We take the policy loan amount from the divisions and the GPA in proportion to the amount of account value in each division and the GPA (excluding any outstanding loans) on the date of the loan. We reduce the amount of units in the divisions of the Separate Account from which the loan is taken. We transfer the resulting dollar amounts to the loaned portion of the GPA.

We may delay granting any loan you want taken from the GPA for up to six months. We may delay granting any loan from the divisions during any period that:

(i) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(ii)  trading is restricted;

(iii) the SEC determines a state of emergency exists; or

(iv)  the SEC permits us to delay payment for the protection of our Owners.

Whenever total policy debt equals or exceeds the account value less surrender charges, we will send a notice to you. This notice will state the amount needed to bring the policy debt back within the limit. If we do not receive this amount within 31 days after the date we mailed the notice, the policy terminates without value.

Loan Interest Charged. At the time of application for the policy, you may select a fixed loan interest rate of 4% or an adjustable loan rate.

Each year we will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody's Investors Service, Inc. If this Average is no longer published, we will use a similar average as approved by the insurance department of your "contract state." The maximum rate is the greater of:

(i) the published monthly average for the calendar month ending two months before the Policy Year begins; and

(ii)  4%.

If the maximum rate is less than 1/2% higher than the rate in effect for the preceding year, we will not increase the rate. If the maximum rate is at least 1/2% lower than the rate in effect for the preceding year, we will decrease the rate.

Interest on policy loans accrues daily and becomes part of the policy debt as it accrues. It is due on each Policy Anniversary Date. If you do not pay it when it is due, the interest is added to the loan. As part of the loan, it will bear interest at the loan rate. We will treat capitalized interest the same as a new loan. We will take an amount equal to the interest due from the divisions and the GPA in proportion to the non-loaned account value in each.

Repayment. You may repay all or part of any policy debt at any time while at least one of the Insureds is living and while the policy is in force. Any loan repayment you make within 30 days of a Policy Anniversary Date first pays policy loan


14     Detailed Description of Policy Features
interest due. We will allocate any other loan repayment to the GPA until you have repaid all loan amounts that were deducted from the GPA. We will allocate additional loan repayments based on the premium allocation then in effect. You must clearly identify loan repayments as such, or we will consider the payments premium payments.

We will deduct any outstanding policy debt from the proceeds payable at the second death or the surrender of the policy.

Interest on Loaned Value. We deposit an amount equal to the loaned amount in the GPA. This amount earns interest at a rate equal to the greater of 3% and a rate equal to the policy loan rate less the loan interest rate expense charge. We guarantee this charge rate will not exceed 0.80%. Currently, the charge is 0.50% in Policy Years one through 10 and 0.25% in Policy Years 11 and later.

Effect of Loan. A policy loan affects the policy since we reduce the death benefit and net surrender value by the amount of the loan. If you repay the loan, we increase the death benefit and net surrender value under the policy by the amount of the repayment. Taking a policy loan could have adverse tax consequences if your policy is a "modified endowment contract" under current federal tax law. Consult your tax adviser.

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the GPA. This amount does not participate in the Separate Account investment performance.


                                  Detailed Description of Policy Features     15

III. Investment Options


The Guaranteed Principal Account

You may allocate some or all of the net premiums to the Guaranteed Principal Account ("GPA"). You also may transfer some or all of the account value in the divisions of the Separate Account to the GPA. Neither our general investment account nor the GPA is registered under federal or state securities laws.

Amounts allocated to the GPA become part of our general investment account. Our general investment account consists of all assets owned by us other than those in the Separate Account and in our other separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of our general investment account.

We guarantee amounts allocated to the GPA in excess of any policy loan will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any policy loan, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the policy loan rate less the loan interest rate expense charge. This charge will not be greater than 0.80% per year. Interest will be credited at this rate regardless of the actual investment experience of the GPA. In addition to the guaranteed minimum interest rate, we will declare a guaranteed minimum calendar year rate each December for the upcoming calendar year. Interest we credit during any calendar year will not be less than would be credited using this guaranteed minimum calendar year rate. Although we are not obligated to credit interest at a rate higher than the guaranteed minimum, we may declare a higher rate.

The Separate Account

Our Board of Directors established the Separate Account on July 13, 1988, as a separate investment account of MassMutual. The Board established the Separate Account based on the laws of the State of Massachusetts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940. We have established a segment within the Separate Account to receive and invest premium payments for these policies. We have since divided this segment into 23 divisions. Each division invests in shares of a designated investment fund as follows:

-------------------------------------------------------
        Division                       Fund
-------------------------------------------------------
 MML Equity                MML Equity Fund
-------------------------------------------------------
 MML Money Market          MML Money Market Fund
-------------------------------------------------------
 MML Managed Bond          MML Managed Bond Fund
-------------------------------------------------------
 MML Blend                 MML Blend Fund
-------------------------------------------------------
 MML Equity Index          MML Equity Index Fund
-------------------------------------------------------
 MML Small Cap Value       MML Small Cap Value Equity
     Equity                    Fund
-------------------------------------------------------
 MML Growth Equity         MML Growth Equity Fund
-------------------------------------------------------
 MML Small Cap Growth      MML Small Cap Growth Equity
     Equity                    Fund
-------------------------------------------------------
 Oppenheimer Aggressive    Oppenheimer Aggressive
     Growth                    Growth Fund/VA
-------------------------------------------------------
 Oppenheimer Global        Oppenheimer Global
     Securities                Securities Fund/VA
-------------------------------------------------------
 Oppenheimer Capital       Oppenheimer Capital
     Appreciation              Appreciation Fund/VA
-------------------------------------------------------
 Oppenheimer Strategic     Oppenheimer Strategic Bond
     Bond                      Fund/VA
-------------------------------------------------------
 Oppenheimer Main          Oppenheimer Main Street
     Street Growth &           Growth & Income Fund/VA
     Income
-------------------------------------------------------
 Oppenheimer High          Oppenheimer High Income
     Income                    Fund/VA
-------------------------------------------------------
 Oppenheimer Bond          Oppenheimer Bond Fund/VA
-------------------------------------------------------
 Fidelity VIP II           Fidelity's VIP II
     Contrafund                Contrafund(R) Portfolio
-------------------------------------------------------
 T. Rowe Price Mid-Cap     T. Rowe Price Mid-Cap
     Growth                    Growth Portfolio
-------------------------------------------------------
 American Century VP       American Century's VP
     Income & Growth           Income & Growth Fund
-------------------------------------------------------
 Bankers Trust Small       Bankers Trust's Small Cap
     Cap Index                 Index Fund
-------------------------------------------------------
 Goldman Sachs Capital     Goldman Sachs Capital
     Growth                    Growth Fund
-------------------------------------------------------
 Janus Aspen Capital       Janus Aspen Capital
     Appreciation              Appreciation Portfolio
-------------------------------------------------------
 Janus Aspen Worldwide     Janus Aspen Worldwide
     Growth                    Growth Portfolio
-------------------------------------------------------
 Templeton International   Templeton International Fund
-------------------------------------------------------

16  Investment Options

We may establish additional divisions within the Segment in the future.

We own the assets in the Separate Account. We are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the policies funded by the Separate Account. We credit or charge the income, gains, or losses, realized or unrealized, of the Separate Account against the assets held in the Separate Account. We do not take any regard of the other income, gains, or losses of MassMutual. Assets in the Separate Account attributable to the reserves and other liabilities under the policies cannot be charged with liabilities from any other business conducted by MassMutual. We may transfer to our general investment account any assets that exceed anticipated obligations of the Separate Account.

Some of the funds offered are generally identical to, or are "clones" of, mutual funds offered in the retail marketplace. These "clone" funds have the same investment objectives, policies, and portfolio managers as the retail funds and usually were formed after the retail funds. While the clone funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail funds. In fact, the performance of the clone funds may be dramatically different from the performance of the retail funds due to differences in the funds' sizes, dates shares of stock are purchased and sold, cash flows and expenses. Thus, while the performance of the retail funds may be informative, you should remember that such performance is not the performance of the funds that support the policy. It is not an indication of future performance of the policy funds.

Fund Profiles

Following is a chart illustrating the risk profiles of the investment options available under this policy, and a summary of the investment objectives of each fund. Please note there can be no assurance any fund will achieve its objectives. More detailed information concerning these investment objectives and the funds is contained in the accompanying prospectuses, including information on the risks associated with the investments, the investment techniques of each of the funds, and the deduction of expenses applicable to each of the funds.


-------------------------------------------------------------------------------------------------------------------
[Note to SEC Reviewer:  We will be adding wording to further explain these charts.]

Equity Funds
                                  Value                         Blend                         Growth
     --------------- ------------------------------- ------------------------------ -------------------------------
         Large       MML Equity Fund                 MML Equity Index Fund          Fidelity's VIP II Contrafund(R)
          Cap        MML Blend Fund                  Oppenheimer Main Street           Portfolio
                                                         Growth & Income Fund/VA    Oppenheimer Capital
                                                     Goldman Sachs Capital Growth      Appreciation Fund/VA
                                                         Fund                       MML Growth Equity Fund
                                                                                    Janus Aspen Capital
                                                                                       Appreciation Portfolio
     --------------- ------------------------------- ------------------------------ -------------------------------
         Medium      American Century's VP Income                                   Oppenheimer Aggressive Growth
          Cap            & Growth Fund                                                 Fund/VA
                                                                                    T. Rowe Price Mid-Cap Growth
                                                                                       Portfolio
     --------------- ------------------------------- ------------------------------ -------------------------------
         Small       MML Small Cap Value Equity      Bankers Trust's Small Cap      MML Small Cap Growth Equity
          Cap            Fund                            Index Fund                    Fund
     --------------- ------------------------------- ------------------------------ -------------------------------
                                                                                    Oppenheimer Global Securities
         Global                                                                        Fund/VA
                                                                                    Janus Aspen Worldwide Growth
                                                                                       Portfolio
     --------------- ------------------------------- ------------------------------ -------------------------------
         Inter-      Templeton International Fund
        national
     --------------- ------------------------------- ------------------------------ -------------------------------

                                                          Investment Options  17

Bond Funds

                               Short Term                   Medium Term                      Long Term
     --------------- ------------------------------- ------------------------------ -------------------------------
          High       MML Money Market Fund           MML Managed Bond Fund
        Quality
     --------------- ------------------------------- ------------------------------ -------------------------------
        Medium                                       Oppenheimer Strategic Bond     Oppenheimer Bond Fund/VA
        Quality                                        Fund/VA
     --------------- ------------------------------- ------------------------------ -------------------------------
          Low                                        Oppenheimer High Income
        Quality                                        Fund/VA
     --------------- ------------------------------- ------------------------------ -------------------------------

*These charts are provided by Massachusetts Mutual Life Insurance Company. They do not necessarily reflect the opinion of the underlying fund managers.


The Funds

The investment funds available through the policy are offered by nine investment companies and trusts. They each provide an investment vehicle for the separate investment accounts of variable life and variable annuity contracts offered by companies such as MassMutual. Shares of these organizations are not offered to the general public.

The assets of certain variable annuity separate accounts offered by MassMutual, an affiliate, or other life insurers are invested in shares of these funds. Because these separate accounts are invested in the same underlying funds, it is possible that conflicts could arise between policy owners and owners of the variable annuity contracts.

The Boards of Trustees or Boards of Directors of the funds will follow procedures developed to determine whether conflicts have arisen. If a conflict exists, the Boards will notify the insurers and they will take appropriate action to eliminate the conflicts.

We purchase the shares of each fund for the division at net asset value. All dividends and capital gain distributions received from a fund are automatically reinvested in that fund at net asset value, unless MassMutual, on behalf of the Separate Account, elects otherwise. We redeem shares of the funds at their net asset values as needed to make payments under the policies.

MML Series Investment Fund ("MML Trust").


The MML Trust, managed by MassMutual, was organized as a Massachusetts business trust on December 19, 1984. All eight of the diversified investment portfolios of the Trust are available under this policy.

MML Equity Fund

Sub-adviser: David L. Babson & Company, Inc.

MML Equity Fund seeks to achieve a superior rate of return over time from both capital appreciation and current income and to preserve capital by investing in equity securities.

MML Money Market Fund

MML Money Market Fund seeks to maximize current income, to preserve capital, and to maintain liquidity by investing in money market instruments.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government Agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

MML Managed Bond Fund

MML Managed Bond Fund seeks a high rate of return, consistent with capital preservation, by investing primarily in investment grade, publicly traded, fixed income securities.

18  Investment Options

MML Blend Fund

Sub-adviser: David L. Babson & Company, Inc. (equity segment of the fund)

MML Blend Fund seeks a high total rate of return over time, consistent with prudent investment risk and capital preservation, by investing in equity, fixed income and money market securities.

MML Equity Index Fund

Sub-adviser: Mellon Equity Associates, LLP

MML Equity Index Fund seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), or The McGraw Hill Companies, Inc. Standard & Poor's makes no representation regarding the advisability of investing in the Fund.)

MML Small Cap Value Equity Fund

Sub-adviser: David L. Babson & Company, Inc

The MML Small Cap Value Equity Fund seeks long-term growth of capital and income by investing primarily in small company stocks.

MML Growth Equity Fund

Sub-adviser: Massachusetts Financial Services Company

The MML Growth Equity Fund seeks growth of capital and income over time by investing primarily in equity securities of large companies with long-term growth potential.

MML Small Cap Growth Equity Fund

Sub-advisers: J. P. Morgan Investment Management, Inc. (50%), and Waddell & Reed Investment Management Company (50%).

The MML Small Cap Growth Equity Fund seeks growth of capital over time by investing primarily in equity securities of smaller and medium-size companies with long-term growth potential.


Oppenheimer Variable Account Funds ("Oppenheimer Trust").

The Oppenheimer Trust is managed by OppenheimerFunds, Inc. The Trust consists of 10 separate funds, seven of which are offered under this policy.

Oppenheimer Aggressive Growth Fund/VA

Oppenheimer Aggressive Growth Fund/VA is a mutual fund that seeks long-term capital appreciation by investing in "growth-type" companies. Prior to May 1, 1998, the Fund was named Oppenheimer Capital Appreciation Fund.

Oppenheimer Global Securities Fund/VA

Oppenheimer Global Securities Fund/VA is a mutual fund that seeks long-term capital appreciation by investing mainly in common stocks, and can also buy other equity securities, including preferred stocks and securities convertible into common stock.

Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Capital Appreciation Fund/VA is a mutual fund that seeks long-term capital appreciation by investing in securities of well-known established companies. It invests mainly in equity securities.

Oppenheimer Strategic Bond Fund/VA

Oppenheimer Strategic Bond Fund/VA is a mutual fund that seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Fund invests in three market sectors: debt securities of foreign government and companies, U.S. Government securities, and lower-rated, high-yield securities of U.S. companies.

Oppenheimer Main Street Growth & Income Fund/VA

The Oppenheimer Main Street Growth & Income Fund/VA seeks total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer High Income Fund/VA

The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests in unrated securities or high risk securities in the lower rating categories, commonly known as

                                                          Investment Options  19

"junk bonds," which are subject to a greater risk of loss of principal and non payment of interest than higher-rated securities.

Oppenheimer Bond Fund/VA

The Oppenheimer Bond Fund/VA seeks a high level of current income. The Fund seeks capital growth when consistent with its primary objective. The Fund will, under normal market conditions, invest at least 65% of its total assets in investment grade securities.

Variable Insurance Products Fund II.

Variable Insurance Products Fund II, managed by Fidelity Management & Research Company ("FMR"), was organized as a Massachusetts business trust on March 21, 1988. One of its investment portfolios, the VIP II Contrafund(R) Portfolio, is available under this policy.

Fidelity's VIP II Contrafund(R) Portfolio

This fund seeks long-term capital appreciation. It invests primarily in common stocks. It also invests in the securities of companies whose value FMR believes is not fully recognized by the public, in domestic and foreign issuers, and in either "growth" stocks or "value" stocks or both.

T. Rowe Price Equity Series, Inc.

The T. Rowe Price Equity Series, Inc., was incorporated in Maryland in 1994. Currently, it consists of four series, each representing a separate class of shares having different objectives and investment policies. One of the series, the Mid-Cap Growth Portfolio, is available under this policy.

T. Rowe Price Mid-Cap Growth Portfolio

The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc., is part of American Century Investments, a family of funds that includes nearly 70 no-load mutual funds covering a variety of investment opportunities. One of the funds, VP Income & Growth Fund, is offered under this policy.

American Century's VP Income & Growth Fund

American Century's VP Income & Growth Fund seeks long-term growth of capital as well as current income. The fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential.

BT Insurance Funds Trust.

BT Insurance Funds Trust was organized as a Massachusetts business trust in 1996. Bankers Trust's Small Cap Index Fund is a separate series of the BT Insurance Funds Trust.

Bankers Trust Company is the investment adviser to the BT Small Cap Index Fund. Bankers Trust Company is located at 130 Liberty Street, New York, NY 10006.

Bankers Trust's Small Cap Index Fund

Bankers Trust's Small Cap Index Fund seeks to match, before expenses, the risk and return characteristics of the Russell 2000 Index. The fund will invest primarily in common stocks of companies that comprise the Russell 2000 Index, in approximately the same weightings as the Russell 2000 Index. The fund may also use stock index futures and options.

(The Russell 2000 index is a widely accepted benchmark of small company stock performance. It is a model, not an actual portfolio, and is a subset of the Russell 3000 Index. The Russell 2000 tracks the smallest companies in the Russell 3000. As of December 31, 1998, the weighted average market capitalization of the companies in the Russell 2000 was $0.88 billion.
That compares to $72 billion for the companies in the Russell 3000.)


20  Investment Options

Goldman Sachs Variable Insurance Trust.

The Goldman Sachs Variable Insurance Trust is an open-end, management investment company, organized in Delaware in September 1997. The Goldman Sachs Capital Growth Fund is a separate series of shares of the Trust.

Goldman Sachs Capital Growth

The Goldman Sachs Capital Growth Fund seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

Janus Aspen Series.

The Janus Aspen Series is an open-end management investment company. Janus Aspen Worldwide Growth Portfolio and Janus Aspen Capital Appreciation Portfolio are each a separate portfolio of the Janus Aspen Series.

Janus Aspen Capital Growth Portfolio

The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Aspen Worldwide Growth Portfolio

The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

Templeton Variable Products Series Fund ("Templeton Fund").

The Templeton Fund is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Fund is a separate series of the Templeton Fund.

Templeton International Fund - Class 2 Shares.*

The Templeton International Fund seeks long-term capital growth. The fund invests primarily in a diversified portfolio of non-U.S. common stocks.

*Subject to state availability.

The Investment Advisers

MassMutual serves as investment manager of each of the MML Trust funds under investment management agreements. David L. Babson & Company, Inc. ("Babson"), which is a controlled subsidiary of MassMutual, is the investment sub-adviser to the MML Equity Fund, the equity segment of the MML Blend Fund, and the MML Small Cap Value Equity Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual entered into a sub-advisory agreement with Mellon Equity Associates, LLP ("Mellon Equity"). Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund.

MassMutual has entered into a sub-advisory agreement with Massachusetts Financial Services Company ("MFS"). MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into a sub-advisory agreement with J. P. Morgan Investment Management, Inc. ("J.P. Morgan"), and Waddell & Reed Investment Management Company ("Waddell & Reed"). J. P. Morgan and Waddell & Reed each manage 50% of the portfolio of MML Small Cap Growth Equity Fund.

OppenheimerFunds, Inc. ("OFI") is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. It (including a subsidiary) currently manages investment companies, including other Oppenheimer funds, with assets of more than $95 billion as of December 31, 1998, and with more than four million shareholder accounts. OFI is located at Two World Trade Center, 34th Floor, New York, New York 10048-0203. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment

                                                          Investment Options  21

Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds.

Citibank N.A., with its home office located at 111 Wall Street, New York, NY 10005, acts as custodian for the MML Trust. Bank of New York, with its home office at One Wall Street, New York, NY 10015, acts as custodian for the Oppenheimer Trust.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly owned subsidiaries of MassMutual, and various employee benefit plans.

Fidelity Management & Research Company ("FMR") is the investment adviser to the VIP II Contrafund(R) Portfolio. FMR is the management arm of Fidelity Investments(R), which was established in 1946. Fidelity Investments(R) has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR handles the VIP II Contrafund(R) business affairs and, with the assistance of affiliates, chooses the fund's investments. Fidelity Management & Research (U.K.) Inc., in London, England, and Fidelity Management & Research (Far East), Inc., serve as sub-advisers for the VIP II Contrafund(R) Portfolio.

T. Rowe Price Associates, Inc. ("T. Rowe Price"), is the investment adviser to the T. Rowe Price Mid-Cap Growth Portfolio. T. Rowe Price was founded in 1937. The T. Rowe Price Equity Series, Inc. (the "Corporation"), was incorporated in Maryland in 1994, and is a diversified, open-end investment company. The Corporation is governed by a Board of Directors that meets regularly to review the fund's investments, performance, expenses, and other business affairs. The policy of the Corporation is that a majority of Board members will be independent of T. Rowe Price.

American Century Investment Management, Inc., is the investment adviser to the American Century's VP Income & Growth Fund. Under the laws of the state of Maryland, the Board of Directors is responsible for managing the business and affairs of the fund. Acting under an investment management agreement entered into with the fund, American Century Investment Management, Inc., serves as the manager of the fund. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri. The manager has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

Bankers Trust Company, with headquarters at 130 Liberty Street, New York, NY 10006, acts as the investment adviser of BT Insurance Funds Trust.

Bankers Trust is a wholly owned subsidiary of Deutsche Bank AG. Deutsche Bank AG is a major global banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail and commercial banking, investment banking and insurance. Deutsche Bank AG, as Bankers Trust's parent company, controls its operations as investment adviser.

Goldman Sachs Asset Management ("GSAM"), a separate operating division of Goldman, Sachs & Co. ("Goldman Sachs"), serves as investment adviser to the Goldman Sachs Capital Growth Fund. Goldman Sachs registered as an investment adviser in 1991. GSAM is located at One New York Plaza, New York, NY 10004.

The custodian for each fund of the Goldman Sachs Variable Insurance Trust is State Street Bank and Trust Company. It is located at 1776 Heritage Drive, North Quincy, MA 02110. Janus Aspen is an open-end management investment company. Janus Aspen Capital Appreciation Portfolio and Janus Aspen Worldwide Growth Portfolio are each separate portfolios of the Janus Aspen Series.

Janus Capital is the investment adviser to the Janus Aspen Capital Appreciation Portfolio and the Janus Aspen Worldwide Growth Portfolio. Janus Capital is located at 100 Fillmore Street, Denver, CO 80206-4928.

The Templeton Fund is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Fund is a separate series of the Templeton Fund.

Templeton Investment Counsel, Inc. ("TIC"), is the investment manager of the Templeton International Fund. TIC is located at 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

22  Investment Options

IV. Other Policy Information

When We Pay Proceeds

If the policy has not terminated, we normally pay surrender, withdrawal, or loan proceeds or the death benefit within seven days after we receive all required documents in a form satisfactory to us at our Administrative Office.

We can delay payment of the death benefit, the net surrender value, or any withdrawal or loan from the Separate Account during any period when:

(i) it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings); or

(ii)  trading is restricted by the SEC; or

(iii) the SEC declares an emergency exists; or

(iv) the SEC, by order, permits us to delay payment in order to protect our Owners.

We may delay paying any net surrender value, any Withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

We can delay payment of the entire death benefit if we contest the payment. We investigate all death claims occurring within the two-year contestable period. We may investigate death claims occurring beyond the two-year contestable period. When we receive the information from a completed investigation, we generally determine within five days whether we will authorize payment of the claim. We make all payments promptly after authorization.

If we delay payment of a surrender or withdrawal for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option. We pay interest on the death benefit from the date of death to the date of payment.

Payment Options

We will pay the policy proceeds (the death benefit or the net surrender value) in cash. Or if you wish, we will pay all or part of these under one or more of the following payment options. The minimum amount that can be applied under a payment option is $5,000. If the periodic payment under any option is less than $50, we reserve the right to make payments at less-frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the policy. The following payment options are currently available.

--------------------------------------------------------------------------------
Installments for a            Equal monthly payments for any period selected, up
Specified Period              to 30 years. The amount of each payment depends on
                              the total amount applied, the period selected, and
                              the monthly income rates we are using when the
                              first payment is due.
--------------------------------------------------------------------------------
Life Income                   Equal monthly payments based on the life of a
                              named person. Payments will continue for the
                              lifetime of that person. You can elect income with
                              or without a minimum payment period.
--------------------------------------------------------------------------------
Interest                      We will hold any amount applied under this option.
                              We will pay interest on the amount at an effective
                              annual rate determined by us. This rate will not
                              be less than 3%.
--------------------------------------------------------------------------------


                                                    Other Policy Information  23

--------------------------------------------------------------------------------
Installments of Specified     Fixed amount payments. The total amount paid
Amount                        during the first year must be at least 6% of the
                              total amount applied. We will credit interest each
                              month on the unpaid balance and add this interest
                              to the unpaid balance. This interest will be an
                              effective annual rate determined by us, but not
                              less than 3%. Payments continue until the balance
                              we hold is reduced to less than the agreed fixed
                              amount. The last payment will be for the balance
                              only.
--------------------------------------------------------------------------------
Life Income with Payments     Equal monthly payments based on the life of a
Guaranteed for Amount         named person. We will make payments until the
Applied                       total amount paid equals the amount applied,
                              whether the named person lives until all payments
                              have been made or not. If the named person lives
                              beyond the payment of the total amount applied, we
                              will continue to make monthly payments as long as
                              the named person lives.
--------------------------------------------------------------------------------
Joint Lifetime Income with    Monthly payments based on the lives of two named
Reduced Payments to Survivor  persons. We will make payments at the initial level while both are living, or for 10 years if
                              longer. When one dies (but not before the 10 years
                              has elapsed), we will reduce the payments by
                              one-third. Payments will continue at that level
                              for the lifetime of the other. After the 10 years
                              has elapsed, payments stop when both named persons
                              have died.
--------------------------------------------------------------------------------

Withdrawal Rights Under Payment Options. If provided in the payment option election, you may withdraw or apply under any other option all or part of the unpaid balance under the Fixed Amount or Interest Payment Option. You may not withdraw any part of the payments under the Specified Period Payment Option or payments that are based on a named person's life.

Beneficiary

A Beneficiary is any person named on our records to receive insurance proceeds at the second death. The Applicant names the Beneficiary in the application for the policy. You may name different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

You may change the Beneficiary during either Insured's lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the second death, unless provided otherwise, the death benefit is paid to you or, if deceased, to your estate.


Assignment

You may assign the policy as collateral for a loan or other obligation. For any assignment to be binding on MassMutual, however, we must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Limits on Our Right to Challenge the Policy

Except for any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the policy with respect to any material misrepresentation in the application:

 .    regarding the insurability of Insured No. 1, once the policy has been in force during the lifetime of Insured No. 1 for two years after the its Issue Date; or

 .    regarding the insurability of Insured No. 2, once the policy has been in force during the lifetime of Insured No. 2 for two years after the Issue Date.

For any policy change or reinstatement requiring evidence the Insured(s) are insurable, we cannot contest the validity of the change or reinstatement with respect to each Insured after the change has been in effect for two years during the lifetime of that Insured.


24  Other Policy Information

Error of Age or Gender

If either Insured's age or gender is misstated in the policy application, we will adjust the death benefit we pay under the policy based on what the policy would provide based on the most recent monthly charge for the correct date of birth and correct gender.

Suicide

Suicide within two years of the Policy Date is not covered by the policy. If either Insured dies by suicide, while sane or insane, within two years from the Issue Date or reinstatement date, the policy will terminate. We will refund the amount of all premiums paid, less any withdrawals and policy debt. If either Insured, while sane or insane, dies by suicide within two years after the effective date of any increase in the Face Amount, the increase will terminate and we will refund the monthly charges for that increase. However, if a refund was payable as the result of suicide during the first two years following the Issue Date or the reinstatement date of the policy, there is no additional refund for any Face Amount increase.

Additional Benefits You Can Get by Rider

You can obtain additional benefits if you request them and qualify for them. We provide additional benefits by riders. Additional benefits are subject to the terms of both the rider and the policy. The cost of any rider is deducted as part of the monthly charges. Subject to state availability, the following riders are available.

Survivorship Term Rider. This rider provides level survivorship insurance on the lives of the policy Insureds. The insurance is convertible for a limited period of time. The Rider Face Amount must be at least $100,000 and must not exceed two times the Face Amount under the base policy.

The Rider Face Amount may be increased or decreased. An increase requires evidence of insurability and the increase must not raise the Rider Face Amount to more than two times the policy Face Amount. The minimum increase amount is $50,000. A decrease may not bring the Rider Face Amount below $100,000. If the policy Face Amount decreases to an amount below one-half the Rider Face Amount, the Rider Face Amount will be decreased to an amount equal to two times the reduced policy Face Amount.

While both Insureds are living, coverage under the rider can be fully or partially converted until the earlier of Attained Age 70 of the younger Insured or Attained Age 80 of the older Insured. Conversion can be either to an increase in Face Amount under the policy, or to a new survivorship life policy we are offering for conversion at that time. Evidence of insurability will not be required.

The rider terminates when the policy terminates or when the policy is changed to another policy under which this rider is not available.

The monthly charge for this rider is the sum of the risk charge for the Rider Face Amount and the rider face amount charge.

Policy Split Option Rider. (Not available in New York) This rider allows you to exchange the policy for two new policies, one on the life of each Insured. Both Insureds must be living when the exchange is made. We do not require evidence that the Insureds are insurable. Each new policy may be a fixed premium permanent life policy or a flexible premium adjustable life policy. This right will be available for the six-month period beginning on:

 .    The date six months after the effective date of a final court decree of divorce. The decree must first become effective at least one year after the policy Issue Date, and it must remain in effect during the entire six-month period after it first becomes effective.

 .    The date IRC Section 2056:

     -    is nullified;

     - is amended to eliminate or reduce by at least 50% the Insureds' federal estate tax marital deduction;

 .    The date the maximum federal estate tax rate given in IRC Section 2001 is reduced to half the rate in effect on the policy Issue Date of this policy.

 .    The effective date of the dissolution of the corporation or partnership that owns the policy.

                                                    Other Policy Information  25

The new policies must meet the policy requirements in effect at the time of the exchange.

 .    The face amount of each new policy will be one-half the Face Amount of this policy at the time of the split. (If the policy also has the Survivorship Term Rider, the amount of that rider is added to the policy Face Amount for the split.)

 .    The policy date of each new policy will be the date of exchange.

 .    The issue age of each Insured will be the age of each Insured on the birthday nearest the policy date of the new policies.

We attach this rider to the policy only at the time of policy issue and only if the younger Insured is younger than age 80 and the insurance risk class of neither Insured is uninsurable.

There is no charge for this rider.

Estate Protection Rider. You may attach this rider to the policy only at the time the policy is issued. It provides an additional death benefit during the first four Policy Years if both Insureds die during this period. You select the Face Amount of the rider. The minimum amount is $25,000 and the maximum amount is 125% of the Initial Face Amount.

We will deduct a monthly charge from the account value for this rider. It will equal the rider charge rate multiplied by the Face Amount of the rider, divided by $1,000.

Accelerated Death Benefit Rider. This rider advances to the Owner a portion of the policy death benefit, after the death of the first Insured to die, when we receive proof, satisfactory to us, that the surviving Insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy, equal to the amount of benefit accelerated. Interest is not charged on the lien.

Where this rider is available, we will include it with all policies. There is no charge for this rider.

Sales and Other Agreements

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, Massachusetts 01144-1013, is the principal underwriter of the policy. MML Investors Services, Inc. ("MMLISI"), at the same address serves as the co-underwriter of the policy. Both MML Distributors and MMLISI are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may have selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD ("selling brokers"). We sell the policy through agents who are licensed by state insurance officials to sell the policy. These agents also are registered representatives of selling brokers or of MMLISI. We intend to offer the policy in California and New York.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C., in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington; and the name MML Distributors, Limited Liability Company, in the states of Maine, Ohio and West Virginia.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policy.

Agents who sell these policies will receive commissions based on certain commission schedules and rules. We pay some commissions as a percentage of the premium paid in each year of coverage. These commissions distinguish between premiums up to the Premium Expense Factor and premiums paid in excess of the Premium Expense Factor. The Premium Expense Factor is based on the Issue Ages, genders, and risk classifications of the Insureds. We also pay commissions as a percentage of the average monthly Account Value in each Policy Year. The maximum commission percentages are as follow.

26  Other Policy Information

For coverage year 1, 50% of premium paid up to the Premium Expense Factor and 3% of premium paid in excess of the Factor; for coverage years 2 through 5, 5% of premium paid up to the Premium Expense Factor and 3% of premium paid in excess of the Factor; for coverage years 6 through 10, 3% of all premium paid; and for coverage years 11 and beyond, 1% of all premium paid. Also, for Policy Years 2 and beyond, 0.15% of the average monthly account value during the Year.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives of MMLISI also may receive commission overrides, allowances and other compensation.

We may pay independent, third-party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents.

                                                    Other Policy Information  27

V. Other Information


MassMutual

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1998, MassMutual had consolidated statutory assets in excess of $67 billion and estimated total assets under management of $176.8 billion.

MassMutual's Tax Status. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Segment and the Separate Account are part of MassMutual.

Due to our current tax status, we do not charge the Segment for our federal income taxes that may be a result of activity of the Segment. Periodically, we review the question of a charge to the Segment for our federal income taxes. In the future, we may impose a charge for any federal income taxes we pay resulting from activity of the Segment. Depending on the method of calculating interest on policy values allocated to the Guaranteed Principal Account, we may charge for the policy's share of our federal income taxes that are a result of activity of the GPA.

Under current laws, we may have to pay state or local taxes (in addition to premium taxes). At present, these taxes are not significant. We reserve the right to charge the Separate Account for such taxes, if any, resulting from activity of the Separate Account.

Annual Reports

MassMutual maintains the records and accounts relating to the Separate Account, the Segment and the divisions. Each year within the 30 days following the Policy Anniversary Date, we will mail you a report showing:

(i)   the account value at the beginning of the previous Policy Year,

(ii)  all premiums paid during that Year,

(iii) all additions to and deductions from the account value during the Year;
      and

(iv) the account value, death benefit, net surrender value and policy debt as of the last Policy Anniversary Date.

This report may contain additional information if required by any applicable law or regulation.

Federal Income Tax Considerations

The information in this prospectus is general It is not an exhaustive discussion of all tax questions that might arise under the policy. It also is not intended as tax advice. In addition, we do not know the likelihood that the current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Service ("IRS")will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes to the policy that we determine are needed for it to continue to qualify as life insurance for tax purposes.

For complete information on any tax issue, we urge you to consult a qualified tax adviser. No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds, Premiums and Loans. We believe the policy meets the Internal Revenue Code ("IRC") definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the Beneficiary's gross income under the IRC.

Decreases in Face Amount and withdrawals may be taxable depending on the circumstances. The IRC states that if:

 .    there is a reduction of future benefits during the first 15 years after a policy is issued and

 .    there is a cash distribution as a result of the reduction,


28  Other Information
you may be taxed on all or a part of the amount distributed.

If these conditions do not apply, a withdrawal is taxable only to the extent it exceeds your unrecovered premiums unless the policy is a modified endowment contract. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid and not previously recovered.

If you surrender the policy for its full net surrender value, the distribution may be considered ordinary income for tax purposes. The distribution is ordinary income to the extent the Account Value received exceeds the premiums paid (or any other amounts paid for the policy) paid but not previously recovered. In making this calculation, the value received is equal to the account value reduced by any surrender charges, but not reduced by any outstanding policy debt.

A change of the Owner or the Insured(s) or an exchange or assignment of the policy may result in immediate taxable income.

We believe that under current tax law any loan received under the policy will be treated as policy debt of the Owner. The loan will not be considered income to you unless the policy has become a "modified endowment contract") ("MEC")." If the policy is a modified endowment contract, loans will be fully taxable to the extent of any income in the policy and could be subject to 10% penalty tax.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may deduct this interest if the loan proceeds are used for "trade or business" or "investment" purposes if you meet certain tax rules.

If the Owner is a business or corporation additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. The corporate alternative minimum tax may apply to any gain in the policy. This tax also may apply to a portion of the amount by which death benefits received exceed the policy's net surrender value on the date of the second death.

The impact of federal income taxes on values under this policy and on the benefit to you or your Beneficiary depends on MassMutual's tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability of the Separate Account.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each Owner or Beneficiary.

Investor Control. There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until accessed or withdrawn, and gains from transfers also are not taxed. For these benefits to continue, the policy must continue to qualify as life insurance. In part, federal tax law requires that we, the insurer, be treated as controlling the investments of the divisions and not you, the policy Owner.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you could be taxed on all the gain accumulated in the policy.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy Owner can have too much investor control if the variable life policy offers a large number of investment funds in which to invest account values. We do not know if the IRS will provide any further guidance on this issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

Modified Endowment Contracts. If a policy is a modified endowment contract ("MEC"), loans, withdrawals, and other amounts distributed under the policy are taxable to the

                                                           Other Information  29
extent of any accumulated income in the policy. The collateral assignment of a MEC is also treated as a taxable distribution.

In general, the amount subject to taxation is the excess of the account value (both loaned and unloaned), less applicable surrender charges, over the previously unrecovered premiums paid. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A policy is a modified endowment contract if it satisfies the IRC definition of life insurance but fails the "7-pay test." A policy fails this test if:

 .    the accumulated amount paid under the contract at any time during the first seven contract years

                                     exceeds

 .    the total premiums that would have been payable for a policy providing guaranteed benefits and requiring the payment of only seven level annual premiums.

A policy may pass the 7-pay test and still be taxed as a MEC if it is received in exchange for a MEC.

If certain changes are made to a policy we will re-test it to determine if it has become a MEC. For example, if you reduce the death benefit during the first seven contract years we will retest the policy. If the test shows the policy has become a MEC, this classification change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

We will retest whenever there is a "material change" to the policy while it is in force. If there is a material change a new 7-pay test period begins at that time. The term "material change" includes any increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or the taxation of distributions and loans.

If any amount is taxable as a distribution of income under a MEC, it also will be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for individual Owners. The penalty tax will not apply to distributions:

(i)   made on or after the date the taxpayer attains age 59 1/2; or

(ii)  made because the taxpayer became disabled; or

(iii) made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer. These payments must be made at least annually.

Once a policy fails the 7-pay test, loans and distributions in the year of failure and in future years are subject to the rules for MECs. In addition, loans and distributions received in anticipation of failing the 7-pay test are defined as any loans and distributions made within two years prior to failing the 7-pay test and are subject to taxation.

Under certain circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of income accumulated in the policy. For purposes of determining the amount of income received from a MEC, the law considers the total of all income in all the MECs issued within the same calendar year to the same Owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total income.

Qualified Plans. The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA).

Your Voting Rights

You have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the policy to the extent you have invested in these divisions.

Your right to instruct us is based on the number of shares of the funds attributable to your policy. The policy's number of shares of the funds is determined by dividing the policy's account value held in each division of the Separate Account by $100. Fractional votes are counted.

30  Other Information

You receive proxy material and a form to complete giving us voting instructions. Shares of the funds held by the Separate Account for which we do not receive instructions are voted for or against any proposition in the same proportion as the shares for which we do receive instructions.

Reservation of Rights

We reserve the right to take certain actions. Specifically, we reserve the right to:

 .   Create new divisions of the Separate Account;

 .   Rename divisions;

 .   Combine any two or more Separate Accounts, Segments or divisions;

 .   Close divisions to future investments;

 .   Operate the Separate Account as a unit investment trust under the 1940 Act or in any other form permitted by law;

 .   De-register the Separate Account under the 1940 Act in the event such registration is no longer required; and

 .   Substitute one or more funds for other funds with similar investment objectives.

We have reserved all rights to the name Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we also may withdraw this right.

Bonding Arrangement

An insurance company blanket bond is maintained providing $75,000,000 coverage for officer, employees, general agents and agents of MassMutual (subject to a $350,000 deductible).

Legal Proceedings

We are not currently involved in any legal proceedings that would have a material impact on the policy.

Experts

We have included the financial statements of MassMutual, and the Survivorship Variable Universal Life Segment of Massachusetts Mutual Variable Life Separate Account I, in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP's report on the statutory financial statements of MassMutual includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

Effective July 22, 1999, MassMutual dismissed PricewaterhouseCoopers LLP as its independent certified public accountants and appointed Deloitte & Touche LLP, City Place, 185 Asylum Street, Hartford, Conn. 06103, as its independent certified public accountants. Deloitte & Touche LLP has not audited or reviewed the financial statements of MassMutual.

Craig Waddington, FSA, MAAA, Vice President and Actuary for MassMutual, has examined the illustrations in Appendix D of this prospectus. We filed his opinion on the illustrations as an exhibit to the registration statement filed with the SEC.

                                                           Other Information  31

Appendix A


Definition of Terms

Account Value: The sum of the variable account value and the fixed account value of the policy.

Administrative Office: Our Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Attained Age: The Issue Age of an Insured plus the number of completed Policy Years.

Beneficiary(ies): The person or persons specified by you to receive some or all of the death benefit at the second death.

Death Benefit: The amount paid following receipt of due proof of the death of both Insureds. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of the second death less any policy debt outstanding and any due but unpaid premium needed to avoid policy termination.

Death Benefit Option: The policy offers three Death Benefit Options for determination of the amount of the death benefit. The Death Benefit Option is elected at time of application and, subject to certain requirements, may be changed at a later date.

Fixed Account Value: The current account value that is allocated to the Guaranteed Principal Account.

Good Order: Generally, "in good order" means that we have received everything we need to process the transaction. For example, we may need certain forms completed and signed before we can process a transaction. Likewise, we cannot process certain financial transactions until we have received funds with proper instructions and authorizations.

Guaranteed Principal Account ("GPA"): Part of our general investment account, the GPA is a fixed account to and from which you may make allocations and transfers.

Initial Face Amount: The amount of insurance coverage issued under the policy. Subject to certain limitations, you may change the Face Amount after issue.

Insureds:  The two persons whose lives this policy insures.

Issue Age: The age of an Insured at his or her birthday nearest the Policy Date.

Issue Date: The date on which the policy is actually issued; it is also the date the suicide and contestability periods begin.

Minimum Death Benefit: The death benefit determined in accordance with the applicable death benefit compliance test. The applicable test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

Monthly Charge Date: The monthly date on which the monthly charges for the policy are due. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

Monthly Charges: The charges assessed against the policy account value each month.

Net Premium: The premium payment we receive in good order, minus the premium expense charge.

Net Surrender Value: The amount payable to an Owner upon surrender of the policy. It is equal to the Account Value less any surrender charges that apply and less any policy debt.

Owner: The person or entity that owns the policy.

Policy: The survivorship flexible premium adjustable variable life insurance policy offered by MassMutual and described in this prospectus.

32  Appendix A

Policy Anniversary Date: An anniversary of the Policy Date.

Policy Date: The date shown on the policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

Policy Debt: All outstanding policy loans plus accrued loan interest.

Policy Year: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

Premium Expense Factor: An amount used to determine the premium expense charges and sales compensation. For the Initial Face Amount, the Premium Expense Factor is based on the Issue Ages, genders, and risk classifications of the Insureds. For each increase in Face Amount, the Premium Expense Factor is based on the ages, genders and risk classifications of the Insureds on the effective date of the increase.

Second Death: The death of the surviving Insured.

Separate Account: The policies' designated segment of the "Massachusetts Mutual Variable Life Separate Account I" we established under the laws of Massachusetts and registered as a unit investment trust with the Securities and Exchange Commission under the 1940 Act. The Separate Account is used to receive and invest net premiums for this policy.

Target Premium: An amount used to determine surrender charges. The Target Premium is based on the Issue Ages, genders, and risk classifications of the Insureds. It is lower than or equal to the Premium Expense Factor.

Valuation Date: A date on which the net asset value of the shares of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

Variable Account Value: The total of the values of the accumulation units credited to the policy in each division of the Separate Account multiplied by your number of units in that division.

We, us, our: Refer to MassMutual.

Year of Coverage: For the Initial Face Amount, each Policy Year is a year of coverage. For any increase in the Face Amount, each year of coverage is measured from the effective date of the increase.

You, your: Refer to the Owner of the policy.

                                                                  Appendix A  33

Appendix B


Examples of the Impact of the Account Value and Premiums on the Policy Death Benefit

Example I ~ Death Benefit Option 1
--------------------------------------------------------------------------------

Assume the following:
--------------------------------------------------------------------------------
 .   Face Amount is $1,000,000
 .   Account value is $50,000
 .   Minimum death benefit is $219,000
 .   No policy debt
--------------------------------------------------------------------------------
Based on these assumptions,
 .   the death benefit is $1,000,000.

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

 .   the death benefit remains at $1,000,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

 .   the death benefit still remains at $1,000,000.

Example II ~ Death Benefit Option 2
--------------------------------------------------------------------------------

Assume the following:
--------------------------------------------------------------------------------
 .   Face Amount is $1,000,000
 .   Account value is $50,000
 .   Minimum death benefit is $219,000
 .   No policy debt

Based on these assumptions,
 .   the death benefit is $1,050,000 (Face Amount plus account value).

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

 .   the death benefit will increase to $1,080,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

 .   the death benefit will decrease to $1,030,000.


Example III ~ Death Benefit Option 3
--------------------------------------------------------------------------------

Assume the following:
--------------------------------------------------------------------------------
 .   Face Amount is $1,000,000
 .   Account Value is $50,000
 .   Minimum death benefit is $219,000
 .   No policy debt
 .   Premiums paid under the policy to-date total $40,000

--------------------------------------------------------------------------------

Based on these assumptions,

 .   the death benefit is $1,040,000 (Face Amount plus Premiums paid).

If you pay an additional $30,000 of premium and the account value increases to $80,000 and the minimum death benefit increases to $350,400,

 .   the death benefit will increase to $1,070,000.

Examples of Death Benefit Option Changes

Example I ~ Change from Option 2 to Option 1
--------------------------------------------------------------------------------

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the account value on the effective date of the change.

     For example, if the policy has a Face Amount of $500,000 and an account value of $25,000, the death benefit under Option 2 is equal to the Face Amount plus the account value, or $525,000. If you change from Option 2 to Option 1, the death benefit under Option 1 is equal to the Policy Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1 and the death benefit after the change will remain at $525,000.

34  Appendix B

Example II ~ Change from Option 3 to
Option 1
--------------------------------------------------------------------------------

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the premiums paid to the effective date of the change.

     For example, if a policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid, or $512,000. If you change from Option 3 to Option 1, the death benefit under Option 1 is equal to the Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1 and the death benefit after the change will remain at $512,000.

Example III~ Change from Option 1 to Option 2
--------------------------------------------------------------------------------

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of the account value on the effective date of the change.

     For example, if the policy has a Face Amount of $700,000 and an account value of $25,000, under Option 1 the death benefit is equal to the Face Amount, or $700,000. If you change from Option 1 to Option 2, the death benefit under Option 2 is equal to the Face Amount plus the account value. Since the death benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the death benefit under Option 2 after the change will remain $700,000.

Example IV ~ Change from Option 1 to Option 3
--------------------------------------------------------------------------------

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the premiums paid to the effective date of the change.

     For example, if the policy has a Face Amount of $700,000 and premiums paid to-date are $30,000, the death benefit under Option 1 is equal to the Face Amount, or $700,000. If you change from Option 1 to Option 3, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3 and the death benefit after the change will remain at $700,000.

Example V ~ Change from Option 2 to Option 3, or from Option 3 to Option 2
--------------------------------------------------------------------------------

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the account value and the premiums paid to-date.

     For example, if the policy has a Face Amount of $1,000,000 and an Account Value of $70,000 and premiums paid of $25,000, the death benefit under Option 2 is equal to the Face Amount plus the account value, or $1,070,000. If you change from Option 2 to Option 3, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the account value and the premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a death benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.

                                                                  Appendix B  35

Appendix C

Rates of Return

From time to time, we may report different types of historical performance for the divisions of the Separate Account available under the policy. We may report the average annual total returns of the funds over various time periods. These returns will reflect deductions for investment management fees and fund expenses and an annual deduction for the mortality and expense risk charge. The returns do not reflect any policy charges, which, if included, would reduce performance.

On request, we will provide an illustration of account values and net surrender values for hypothetical Insureds of given ages, genders, risk classifications, premium levels and Initial Face Amounts. We will base the illustration either on actual historic fund performance or on a hypothetical investment return. The hypothetical return will be between 0% and 12%. The net surrender value figures will assume all fund charges, the mortality and expense risk charge, and all other policy charges are deducted. The account value figures will assume all charges except the surrender charge are deducted.

We also may distribute sales literature comparing the divisions of the Separate Account to established market indices, such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average. These comparisons may show the percentage change in the net asset values of the funds or in the accumulation unit values. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the divisions of the Separate Account being compared.



Tables 1 and 2 show the effective annual rates of return and one year total returns, respectively, of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each division of the Separate Account. Table 1 shows figures for periods ended December 31, 1998, while Table 2 shows December 31 one-year total returns for each year shown. These rates do not reflect:

 .    the mortality and expense risk charges assessed against the Separate
     Account

 .    deductions from premiums or monthly charges assessed against the account value of the Policies

 .    the policy's surrender charges

Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the policy (see, however, Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums, Appendix D). The rates of return shown are not necessarily indicative of future performance. You may consider these rates of return, however, in assessing the competence and performance of the investment advisers.

36  Appendix C

                                     TABLE 1

                        EFFECTIVE ANNUAL RATES OF RETURN
                             AS OF DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------------------
                                                       Since
Fund                                                 Inception      15 Years      10 Years      5 Years        1 Year
-------------------------------------------------------------------------------------------------------------------------
MML Equity                                             14.84%        15.76%        16.39%        19.66%        16.20%
MML Money Market                                        6.66%         6.16%         5.41%         4.95%         5.16%
MML Managed Bond                                       10.24%        10.16%         9.19%         7.07%         8.14%
MML Blend                                              13.67%         ---          13.70%        14.60%        13.56%
MML Equity Index                                       31.03%         ---           ---           ---          28.22%
MML Small Cap Value Equity                            (23.88%)        ---           ---           ---         (23.88%)*
MML Growth Equity                                       ---           ---           ---           ---           ---
MML Small Cap Growth Equity                             ---           ---           ---           ---           ---
Oppenheimer Aggressive Growth++                        15.07%         ---          16.12%        13.06%        12.36%
Oppenheimer Global Securities                          12.49%         ---           ---           9.67%        14.11%
Oppenheimer Capital Appreciation+                      16.03%         ---          16.85%        22.10%        24.00%
Oppenheimer Strategic Bond                              6.79%         ---           ---           6.83%         2.90%
Oppenheimer Main Street Growth & Income                27.00%         ---           ---           ---           4.70%
Oppenheimer High Income                                12.26%         ---          12.71          8.62          0.31%
Oppenheimer Bond                                        9.66%         ---           ---           ---           6.80%
Fidelity's VIP II Contrafund(R)                        28.62%         ---           ---           ---          29.98%
T. Rowe Price Mid-Cap Growth                           20.43%         ---           ---           ---          22.08%
American Century's VP Income & Growth                  30.68%         ---           ---           ---          26.87%
Bankers Trust's Small Cap Index                         2.07%         ---           ---           ---          (2.18%)
Goldman Sachs Capital Growth                           13.40%         ---           ---           ---           ---
Janus Aspen Capital Appreciation                       51.65%         ---           ---           ---          58.11%
Janus Aspen Worldwide Growth                           24.06%         ---           ---          21.32         28.92%
Templeton International                                14.10%         ---           ---          11.74          9.08%
-------------------------------------------------------------------------------------------------------------------------

The figures in this Table do not reflect any charges at the Separate Account or Policy level.

+ Prior to May 1, 1999, the Oppenheimer Capital Appreciation Fund/VA was called the Oppenheimer Growth Fund.

++ Prior to May 1, 1998, the Oppenheimer Aggressive Growth Fund/VA was called the Oppenheimer Capital Appreciation Fund.

*Since inception.
Dates of inception:
  MML Equity Fund - 9/15/71
  MML Money Market Fund - 12/16/81
  MML Managed Bond Fund - 12/16/81
  MML Blend Fund - 2/3/84
  MML Equity Index Fund - 5/1/97
  MML Small Cap Value Equity Fund - 6/1/98
  MML Growth Equity Fund - 5/3/99
  MML Small Cap Growth Equity Fund - 5/3/99
  Oppenheimer Capital Appreciation Fund/VA - 4/3/85
  Oppenheimer Aggressive Growth Fund/VA - 8/15/86
  Oppenheimer Global Securities Fund/VA - 11/12/90
  Oppenheimer Strategic Bond Fund/VA - 5/3/93
  Oppenheimer Main Street Growth and Income - 7/5/95
  Oppenheimer High Income Fund/VA - 4/30/86
  Oppenheimer Bond Fund/VA - 4/3/85
  VIP II Contrafund(R) Portfolio - 1/3/95
  T. Rowe Price Mid-Cap Growth Portfolio - 12/31/96
  American Century's VP Income & Growth Fund - 10/30/97
  Bankers Trust's Small Cap Index Fund - 8/25/97
  Goldman Sachs Capital Growth Fund - 5/1/98
  Janus Aspen Capital Appreciation Portfolio - 5/1/97
  Janus Aspen Worldwide Growth Portfolio - 9/13/93
  Templeton International Fund - 5/1/92

                                                                  Appendix C  37

                                     TABLE 2

                             ONE YEAR TOTAL RETURNS

-------------------------------------------------------------------------------------------------------------
                                                                           MML                      MML
                          MML                       MML        MML      Small Cap      MML       Small Cap
Year           MML      Managed                    Money     Equity       Value      Growth       Growth
Ended       Equity**      Bond      MML Blend     Market      Index       Equity     Equity       Equity
-------------------------------------------------------------------------------------------------------------
1998         16.20%        8.14%      13.56%       5.16%      28.22%      (23.88%)*    ---         ---
1997         28.59%        9.91%      20.89%       5.18%      21.93%*      ---         ---         ---
1996         20.25%        3.25%      13.95%       5.01%      ---          ---         ---         ---
1995         31.13%       19.14%      23.28%       5.58%      ---          ---         ---         ---
1994          4.10%       (3.76%)      2.48%       3.84%      ---          ---         ---         ---
1993          9.52%       11.81%       9.70%       2.75%      ---          ---         ---         ---
1992         10.48%        7.31%       9.36%       3.48%      ---          ---         ---         ---
1991         25.56%       16.66%      24.00%       6.01%      ---          ---         ---         ---
1990         (0.51%)       8.38%       2.37%       8.12%      ---          ---         ---         ---
1989         23.04%       12.83%      19.96%       9.16%      ---          ---         ---         ---
1988         16.68%        7.13%      13.40%       7.39%      ---          ---         ---         ---
1987          2.10%        2.60%       3.12%       6.49%      ---          ---         ---         ---
1986         20.15%       14.46%      18.30%       6.60%      ---          ---         ---         ---
1985         30.54%       19.94%      24.88%       8.03%      ---          ---         ---         ---
1984          5.40%       11.69%       8.24%*     10.39%      ---          ---         ---         ---
1983         22.85%        7.26%       ---         8.97%      ---          ---         ---         ---
1982         25.67%       22.79%*      ---        11.12%*     ---          ---         ---         ---
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                                     Oppenheimer
            Oppenheimer  Oppenheimer    Oppenheimer    Oppenheimer   Main Street
Year          Capital     Aggressive       Global       Strategic      Growth &     Oppenheimer   Oppenheimer
Ended      Appreciation+    Growth++     Securities       Bond          Income      High Income       Bond
-------------------------------------------------------------------------------------------------------------
1998           24.00%     12.36%           14.11%         2.90%          4.70%         0.31%          6.80%
1997           26.69%     11.67%           22.42%         8.71%         32.48%        21.22%          9.26%
1996           25.20%     20.23%           17.80%        12.07%         32.51%        15.25%          4.80%
1995           36.66%     32.52%            2.24%        15.33%          ---          20.37%         17.00%
1994            0.97%     (7.59%)          (5.72%)       (3.78%)         ---          (3.18%)        (1.94%)
1993            7.25%     27.32%           70.32%         4.25%*         ---          26.34%         13.04%
1992           14.53%     15.42%           (7.11%)         ---           ---          17.92%          6.50%
1991           25.54%     54.72%            3.39%          ---           ---          33.91%         17.63%
1990           (8.21%)   (16.82%)           0.40%*         ---           ---           4.65%          7.92%
1989           23.59%     27.57%            ---            ---           ---           4.84%         13.32%
1988           22.09%     13.41%            ---            ---           ---            ---           ---
1987            3.31%     14.34%            ---            ---           ---            ---           ---
1986           17.76%     (1.65%)*          ---            ---           ---            ---           ---
1985            9.50%*    ---               ---            ---           ---            ---           ---
1984            ---       ---               ---            ---           ---            ---           ---
1983            ---       ---               ---            ---           ---            ---           ---
1982            ---       ---               ---            ---           ---            ---           ---
-------------------------------------------------------------------------------------------------------------

The figures in this Table do not reflect any charges at the Separate Account or Policy level.

* Since inception.

** Performance for the MML Equity Fund for years 1981 through 1974: 6.67%, 27.62%, 19.54%, 3.71%, (0.52%), 24.77%, 32.85%, (17.61%). Performance for the
MML Equity Fund prior to 1974 is not available.

+ Prior to May 1, 1999, the Oppenheimer Capital Appreciation Fund/VA was called the Oppenheimer Growth Fund.

++ Prior to May 1, 1998, the Oppenheimer Aggressive Growth Fund/VA was called the Oppenheimer Capital Appreciation Fund.

38  Appendix C

                             ONE YEAR TOTAL RETURNS

--------------------------------------------------------------------------------------------------------------------
                         T. Rowe                                Goldman                      Janus
                        Price Mid   VP Income    B.T. Small      Sachs      Janus Aspen      Aspen
 Year        VIP II        Cap       & Growth     Cap Index     Capital       Capital      Worldwide    Templeton
Ended      Contrafund     Growth       Fund         Fund         Growth    Appreciation      Growth   International
--------------------------------------------------------------------------------------------------------------------
1998          29.98%       22.08%      26.87%      (2.18%)        13.40%      58.11%         28.92%        9.08%
1997          24.14%       18.80%*      7.8%*     ---            ---         ---             22.15%       13.78%
1996          21.22%        --          --        ---            ---         ---             29.04%       24.04%
1995          39.72%*       --          --        ---            ---         ---             27.37%       15.78%
1994           ---          --          --        ---            ---         ---              1.53%       (2.22%)
1993           ---          --          --        ---            ---         ---            ---           47.28%
1992           ---          --          --        ---            ---         ---            ---          ---
1991           ---          --          --        ---            ---         ---            ---          ---
1990           ---          --         ---        ---            ---         ---            ---          ---
1989           ---          --         ---        ---            ---         ---            ---          ---
1988           ---          --         ---        ---            ---         ---            ---          ---
1987           ---          --         ---        ---            ---         ---            ---          ---
1986           ---          --         ---        ---            ---         ---            ---          ---
1985           ---          --         ---        ---            ---         ---            ---          ---
1984           ---          --         ---        ---            ---         ---            ---          ---
1983           ---          --         ---        ---            ---         ---            ---          ---
1982           ---          --         ---        ---            ---         ---            ---          ---
--------------------------------------------------------------------------------------------------------------------

The figures in this Table do not reflect any charges at the Separate Account or Policy level.

*Since inception.
Dates of inception:
     MML Equity Fund - 9/15/71
     MML Money Market Fund - 12/16/81
     MML Managed Bond Fund - 12/16/81
     MML Blend Fund - 2/3/84
     MML Equity Index Fund - 5/1/97
     MML Small Cap Value Equity Fund - 6/1/98
     MML Growth Equity Fund - 5/3/99
     MML Small Cap Growth Equity Fund - 5/3/99
     Oppenheimer Capital Appreciation Fund/VA - 4/3/85
     Oppenheimer Aggressive Growth Fund/VA - 8/15/86
     Oppenheimer Global Securities Fund/VA - 11/12/90
     Oppenheimer Strategic Bond Fund/VA - 5/3/93
     Oppenheimer Main Street Growth and Income - 7/5/95
     Oppenheimer High Income Fund/VA - 4/30/86
     Oppenheimer Bond Fund/VA - 4/3/85
     VIP II Contrafund(R)Portfolio - 1/3/95
     T. Rowe Price Mid-Cap Growth Portfolio - 12/31/96
     American Century's VP Income & Growth Fund - 10/30/97
     Bankers Trust's Small Cap Index Fund - 8/25/97
     Goldman Sachs Capital Growth Fund - 5/1/98
     Janus Aspen Capital Appreciation Portfolio - 5/1/97
     Janus Aspen Worldwide Growth Portfolio - 9/13/93
     Templeton International Fund - 5/1/92

                                                                  Appendix C  39

Appendix D

Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums

The following tables illustrate the way in which a policy operates. They show how the death benefit and net surrender value could vary over an extended period of time assuming the funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equal to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $7,500 for a combination of an Ultra Preferred Non-Tobacco Male age 35 and an Ultra Preferred Non-Tobacco Female age
35. Ultra Preferred Non-Tobacco is currently our best risk classification. Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of death benefits and net surrender values for the policy with those of other variable life policies.

The death benefits and net surrender values for a policy would be different from the amounts shown if:

 .    the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years

 .    any policy loan were made during the period of time illustrated

 .    the rates of return for all funds averaged 0%, 6%, and 12% but varied above or below that average for particular funds.

The death benefits and net surrender values shown in Tables 1, 2, 3, 7, 8, and 9 reflect the following current charges:

 .    administrative charges of $12 per month per policy in Policy Years 1-10, and $8 per month in Policy Years 11 and beyond.

 .    face amount charges of $0.07 per month per $1,000 of Face Amount in coverage years 1-10.

 .    insurance charges based on the current rates we are charging for Ultra
     Preferred Non-Tobacco, fully underwritten risks.

 .    mortality and expense risk charges of 0.25% on an annual basis of the daily net asset value of the Separate Account in all Policy Years.

 .    fund level expenses of 0.73% on an annual basis of the net asset value of the Separate Account. These expenses represent the unweighted average of all fund expenses.

The death benefits and net surrender values shown in Tables 4, 5, 6, 10, 11, and 12 reflect the following guaranteed maximum charges as well as the current fund level expenses.

 .    administrative charges equal to $12 per month per policy in all years.

 .    face amount charge of $0.08 per month per $1,000 of Face Amount in coverage years 1-10.

 .    insurance charges based on the Commissioners 1980 Standard Ordinary
     Nonsmoker Mortality Table.

 .    mortality and expense risk charges equal to 0.60% on an annual basis of the daily net asset value of the Separate Account in all years.

Net surrender values shown in the tables reflect the deduction of surrender charges in the first 14 Policy Years. The surrender charge in the first five Years is the Target Premium or $45 per $1,000 of Face Amount if less. In each of Years six through 14, the surrender charge is equal to the surrender charge in the preceding year reduced by 10% of the surrender charge in the first year.

Taking the current mortality and expense risk charge and the fund level expenses into account, the gross rates of 0%, 6%, and 12% are (0.97%), 4.97%, and 10.91%, respectively, on a net basis.


40   Appendix D

TABLE 1
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 1                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Guideline Premium Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
  Year       Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,000,000     $1,000,000      $1,000,000           $2,042         $2,425          $2,810
    2         $16,144       $1,000,000     $1,000,000      $1,000,000           $7,925         $9,065         $10,251
    3         $24,826       $1,000,000     $1,000,000      $1,000,000          $13,750        $16,033         $18,503
    4         $33,942       $1,000,000     $1,000,000      $1,000,000          $19,518        $23,346         $27,654
    5         $43,514       $1,000,000     $1,000,000      $1,000,000          $25,227        $31,021         $37,802
    6         $53,565       $1,000,000     $1,000,000      $1,000,000          $31,270        $39,466         $49,446
    7         $64,118       $1,000,000     $1,000,000      $1,000,000          $37,257        $48,310         $62,317
    8         $75,199       $1,000,000     $1,000,000      $1,000,000          $43,187        $57,571         $76,546
    9         $86,834       $1,000,000     $1,000,000      $1,000,000          $49,061        $67,271         $92,284
   10         $99,051       $1,000,000     $1,000,000      $1,000,000          $54,878        $77,430        $109,692
   15        $169,931       $1,000,000     $1,000,000      $1,000,000          $87,447       $140,972        $234,751
   20        $260,394       $1,000,000     $1,000,000      $1,000,000         $116,404       $219,256        $441,179
   25        $375,851       $1,000,000     $1,000,000      $1,055,017         $143,302       $318,396        $787,326
   30        $523,206       $1,000,000     $1,000,000      $1,668,633         $167,363       $443,564      $1,367,732
   35        $711,272       $1,000,000     $1,000,000      $2,714,028         $186,702       $601,170      $2,339,679
   40        $951,298       $1,000,000     $1,000,000      $4,244,209         $196,881       $800,097      $3,966,551
   45      $1,257,639       $1,000,000     $1,108,022      $7,024,435         $186,339     $1,055,260      $6,689,938
   50      $1,648,615       $1,000,000     $1,446,886     $11,780,554         $127,241     $1,377,986     $11,219,575
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,418         $27,246        $31,554
                                  5           $29,127         $34,921        $41,702
                                  6           $34,780         $42,976        $52,956
                                  7           $40,377         $51,430        $65,437
                                  8           $45,917         $60,301        $79,276
                                  9           $51,401         $69,611        $94,624
                                 10           $56,828         $79,380       $111,642
                                 15           $87,447        $140,972       $234,751
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  41

TABLE 2
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 2                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Guideline Premium Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
  Year       Per Year            0%              6%             12%               0%             6%             12%
-------------------------- -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,005,942     $1,006,325      $1,006,710           $2,042         $2,425          $2,810
    2         $16,144       $1,011,825     $1,012,965      $1,014,151           $7,925         $9,065         $10,251
    3         $24,826       $1,017,650     $1,019,933      $1,022,403          $13,750        $16,033         $18,503
    4         $33,942       $1,023,417     $1,027,246      $1,031,554          $19,517        $23,346         $27,654
    5         $43,514       $1,029,127     $1,034,920      $1,041,702          $25,227        $31,020         $37,802
    6         $53,565       $1,034,780     $1,042,975      $1,052,956          $31,270        $39,465         $49,446
    7         $64,118       $1,040,377     $1,051,429      $1,065,436          $37,257        $48,309         $62,316
    8         $75,199       $1,045,916     $1,060,300      $1,079,275          $43,186        $57,570         $76,545
    9         $86,834       $1,051,399     $1,069,609      $1,094,620          $49,059        $67,269         $92,280
    10        $99,051       $1,056,826     $1,079,377      $1,111,637          $54,876        $77,427        $109,687
    15       $169,931       $1,087,434     $1,140,949      $1,234,711          $87,434       $140,949        $234,711
    20       $260,394       $1,116,352     $1,219,149      $1,440,951         $116,352       $219,149        $440,951
    25       $375,851       $1,143,094     $1,317,896      $1,786,029         $143,094       $317,896        $786,029
    30       $523,206       $1,166,675     $1,441,582      $2,362,680         $166,675       $441,582      $1,362,680
    35       $711,272       $1,184,678     $1,594,121      $3,324,626         $184,678       $594,121      $2,324,626
    40       $951,298       $1,191,423     $1,776,662      $4,925,526         $191,423       $776,662      $3,925,526
    45     $1,257,639       $1,172,639     $1,980,625      $7,579,912         $172,639       $980,625      $6,579,912
    50     $1,648,615       $1,097,917     $2,175,754     $11,962,190          $97,917     $1,175,754     $10,962,190
-------------------------- -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,417         $27,246        $31,554
                                  5           $29,127         $34,920        $41,702
                                  6           $34,780         $42,975        $52,956
                                  7           $40,377         $51,429        $65,436
                                  8           $45,916         $60,300        $79,275
                                  9           $51,399         $69,609        $94,620
                                 10           $56,826         $79,377       $111,637
                                 15           $87,434        $140,949       $234,711
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

42  Appendix D

TABLE 3
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 3                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Guideline Premium Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,007,500     $1,007,500      $1,007,500           $2,042         $2,425          $2,810
    2         $16,144       $1,015,000     $1,015,000      $1,015,000           $7,925         $9,065         $10,251
    3         $24,826       $1,022,500     $1,022,500      $1,022,500          $13,750        $16,033         $18,503
    4         $33,942       $1,030,000     $1,030,000      $1,030,000          $19,517        $23,346         $27,654
    5         $43,514       $1,037,500     $1,037,500      $1,037,500          $25,227        $31,020         $37,802
    6         $53,565       $1,045,000     $1,045,000      $1,045,000          $31,270        $39,465         $49,446
    7         $64,118       $1,052,500     $1,052,500      $1,052,500          $37,256        $48,309         $62,316
    8         $75,199       $1,060,000     $1,060,000      $1,060,000          $43,186        $57,570         $76,545
    9         $86,834       $1,067,500     $1,067,500      $1,067,500          $49,059        $67,269         $92,281
    10        $99,051       $1,075,000     $1,075,000      $1,075,000          $54,875        $77,427        $109,688
    15       $169,931       $1,112,500     $1,112,500      $1,112,500          $87,430       $140,952        $234,727
    20       $260,394       $1,150,000     $1,150,000      $1,150,000         $116,337       $219,173        $441,073
    25       $375,851       $1,187,500     $1,187,500      $1,187,500         $143,034       $318,060        $786,891
    30       $523,206       $1,225,000     $1,225,000      $1,667,635         $166,457       $442,397      $1,366,914
    35       $711,272       $1,262,500     $1,262,500      $2,712,446         $183,951       $597,534      $2,338,315
    40       $951,298       $1,300,000     $1,300,000      $4,241,782         $189,017       $789,473      $3,964,282
    45     $1,257,639       $1,337,500     $1,337,500      $7,020,484         $164,188     $1,026,063      $6,686,175
    50     $1,648,615       $1,375,000     $1,393,802     $11,774,041          $65,801     $1,327,430     $11,213,372
-------------------------- -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,417         $27,246        $31,554
                                  5           $29,127         $34,920        $41,702
                                  6           $34,780         $42,975        $52,956
                                  7           $40,376         $51,429        $65,436
                                  8           $45,916         $60,300        $79,275
                                  9           $51,399         $69,609        $94,621
                                 10           $56,825         $79,377       $111,638
                                 15           $87,430        $140,952       $234,727
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  43

TABLE 4
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 1                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Guideline Premium Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical           Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  ----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------- -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,000,000     $1,000,000      $1,000,000           $1,751         $2,121          $2,491
    2         $16,144       $1,000,000     $1,000,000      $1,000,000           $7,323         $8,414          $9,550
    3         $24,826       $1,000,000     $1,000,000      $1,000,000          $12,815        $14,990         $17,344
    4         $33,942       $1,000,000     $1,000,000      $1,000,000          $18,227        $21,861         $25,952
    5         $43,514       $1,000,000     $1,000,000      $1,000,000          $23,559        $29,039         $35,455
    6         $53,565       $1,000,000     $1,000,000      $1,000,000          $29,200        $36,927         $46,338
    7         $64,118       $1,000,000     $1,000,000      $1,000,000          $34,758        $45,146         $58,311
    8         $75,199       $1,000,000     $1,000,000      $1,000,000          $40,233        $53,710         $71,487
    9         $86,834       $1,000,000     $1,000,000      $1,000,000          $45,623        $62,632         $85,992
    10        $99,051       $1,000,000     $1,000,000      $1,000,000          $50,925        $71,925        $101,961
    15       $169,931       $1,000,000     $1,000,000      $1,000,000          $80,683       $129,862        $215,932
    20       $260,394       $1,000,000     $1,000,000      $1,000,000         $105,339       $198,586        $399,484
    25       $375,851       $1,000,000     $1,000,000      $1,000,000         $125,315       $281,785        $700,876
    30       $523,206       $1,000,000     $1,000,000      $1,460,439         $137,189       $380,585      $1,197,081
    35       $711,272       $1,000,000     $1,000,000      $2,329,056         $131,673       $493,759      $2,007,807
    40       $951,298       $1,000,000     $1,000,000      $3,563,630          $87,906       $618,955      $3,330,495
    45     $1,257,639               $0     $1,000,000      $5,765,882               $0       $752,923      $5,491,317
    50     $1,648,615               $0     $1,000,000      $9,390,604               $0       $915,774      $8,943,432
-------------------------- -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,715         $18,890        $21,244
                                  4           $22,127         $25,761        $29,852
                                  5           $27,459         $32,939        $39,355
                                  6           $32,710         $40,437        $49,848
                                  7           $37,878         $48,266        $61,431
                                  8           $42,963         $56,440        $74,217
                                  9           $47,963         $64,972        $88,332
                                 10           $52,875         $73,875       $103,911
                                 15           $80,683        $129,862       $215,932
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

44  Appendix D

TABLE 5
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 2                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Guideline Premium Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,005,651     $1,006,021      $1,006,391           $1,751         $2,121          $2,491
    2         $16,144       $1,011,223     $1,012,314      $1,013,450           $7,323         $8,414          $9,550
    3         $24,826       $1,016,715     $1,018,889      $1,021,244          $12,815        $14,989         $17,344
    4         $33,942       $1,022,126     $1,025,760      $1,029,850          $18,226        $21,860         $25,950
    5         $43,514       $1,027,457     $1,032,937      $1,039,352          $23,557        $29,037         $35,452
    6         $53,565       $1,032,707     $1,040,433      $1,049,843          $29,197        $36,923         $46,333
    7         $64,118       $1,037,873     $1,048,259      $1,061,422          $34,753        $45,139         $58,302
    8         $75,199       $1,042,955     $1,056,428      $1,074,202          $40,225        $53,698         $71,472
    9         $86,834       $1,047,950     $1,064,954      $1,088,307          $45,610        $62,614         $85,967
    10        $99,051       $1,052,857     $1,073,848      $1,103,871          $50,907        $71,898        $101,921
    15       $169,931       $1,080,590     $1,129,701      $1,215,648          $80,590       $129,701        $215,648
    20       $260,394       $1,104,997     $1,197,884      $1,397,984         $104,997       $197,884        $397,984
    25       $375,851       $1,124,249     $1,279,174      $1,694,021         $124,249       $279,174        $694,021
    30       $523,206       $1,134,252     $1,371,856      $2,171,886         $134,252       $371,856      $1,171,886
    35       $711,272       $1,124,234     $1,465,828      $2,934,869         $124,234       $465,828      $1,934,869
    40       $951,298       $1,072,136     $1,534,907      $4,138,201          $72,136       $534,907      $3,138,201
    45     $1,257,639               $0     $1,510,014      $5,996,932               $0       $510,014      $4,996,932
    50     $1,648,615               $0     $1,267,615      $8,825,609               $0       $267,615      $7,825,609
-------------------------  -----------------------------------------------  ----------------------------------------------
                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,715         $18,889        $21,244
                                  4           $22,126         $25,760        $29,850
                                  5           $27,457         $32,937        $39,352
                                  6           $32,707         $40,433        $49,843
                                  7           $37,873         $48,259        $61,422
                                  8           $42,955         $56,428        $74,202
                                  9           $47,950         $64,954        $88,307
                                 10           $52,857         $73,848       $103,871
                                 15           $80,590        $129,701       $215,648
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  45

TABLE 6
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 3                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Guideline Premium Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,007,500     $1,007,500      $1,007,500           $1,751         $2,121          $2,491
    2         $16,144       $1,015,000     $1,015,000      $1,015,000           $7,323         $8,414          $9,550
    3         $24,826       $1,022,500     $1,022,500      $1,022,500          $12,814        $14,989         $17,344
    4         $33,942       $1,030,000     $1,030,000      $1,030,000          $18,226        $21,860         $25,950
    5         $43,514       $1,037,500     $1,037,500      $1,037,500          $23,557        $29,036         $35,452
    6         $53,565       $1,045,000     $1,045,000      $1,045,000          $29,196        $36,922         $46,333
    7         $64,118       $1,052,500     $1,052,500      $1,052,500          $34,751        $45,138         $58,303
    8         $75,199       $1,060,000     $1,060,000      $1,060,000          $40,222        $53,697         $71,473
    9         $86,834       $1,067,500     $1,067,500      $1,067,500          $45,605        $62,612         $85,970
    10        $99,051       $1,075,000     $1,075,000      $1,075,000          $50,900        $71,896        $101,928
    15       $169,931       $1,112,500     $1,112,500      $1,112,500          $80,554       $129,707        $215,743
    20       $260,394       $1,150,000     $1,150,000      $1,150,000         $104,861       $197,988        $398,715
    25       $375,851       $1,187,500     $1,187,500      $1,187,500         $123,780       $279,799        $698,204
    30       $523,206       $1,225,000     $1,225,000      $1,453,424         $132,690       $374,612      $1,191,331
    35       $711,272       $1,262,500     $1,262,500      $2,318,157         $118,778       $476,307      $1,998,411
    40       $951,298       $1,300,000     $1,300,000      $3,547,250          $52,054       $569,365      $3,315,187
    45     $1,257,639               $0     $1,337,500      $5,739,745               $0       $608,158      $5,466,424
    50     $1,648,615               $0     $1,375,000      $9,348,548               $0       $474,240      $8,903,379
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,714         $18,889        $21,244
                                  4           $22,126         $25,760        $29,850
                                  5           $27,457         $32,936        $39,352
                                  6           $32,706         $40,432        $49,843
                                  7           $37,871         $48,258        $61,423
                                  8           $42,952         $56,427        $74,203
                                  9           $47,945         $64,952        $88,310
                                 10           $52,850         $73,846       $103,878
                                 15           $80,554        $129,707       $215,743
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

46  Appendix D

TABLE 7
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 1                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Cash Value Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,000,000     $1,000,000      $1,000,000           $2,042         $2,425          $2,810
    2         $16,144       $1,000,000     $1,000,000      $1,000,000           $7,925         $9,065         $10,251
    3         $24,826       $1,000,000     $1,000,000      $1,000,000          $13,750        $16,033         $18,503
    4         $33,942       $1,000,000     $1,000,000      $1,000,000          $19,518        $23,346         $27,654
    5         $43,514       $1,000,000     $1,000,000      $1,000,000          $25,227        $31,021         $37,802
    6         $53,565       $1,000,000     $1,000,000      $1,000,000          $31,270        $39,466         $49,446
    7         $64,118       $1,000,000     $1,000,000      $1,000,000          $37,257        $48,310         $62,317
    8         $75,199       $1,000,000     $1,000,000      $1,000,000          $43,187        $57,571         $76,546
    9         $86,834       $1,000,000     $1,000,000      $1,000,000          $49,061        $67,271         $92,284
    10        $99,051       $1,000,000     $1,000,000      $1,000,000          $54,878        $77,430        $109,692
    15       $169,931       $1,000,000     $1,000,000      $1,000,000          $87,447       $140,972        $234,751
    20       $260,394       $1,000,000     $1,000,000      $1,389,498         $116,404       $219,256        $441,111
    25       $375,851       $1,000,000     $1,000,000      $2,051,892         $143,302       $318,396        $786,166
    30       $523,206       $1,000,000     $1,000,000      $2,981,266         $167,363       $443,564      $1,361,308
    35       $711,272       $1,000,000     $1,111,542      $4,283,086         $186,702       $600,834      $2,315,182
    40       $951,298       $1,000,000     $1,265,653      $6,177,763         $196,881       $796,008      $3,885,385
    45     $1,257,639       $1,000,000     $1,447,175      $9,013,378         $186,339     $1,033,696      $6,438,127
    50     $1,648,615       $1,000,000     $1,671,110     $13,358,159         $127,241     $1,315,835     $10,518,235
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,418         $27,246        $31,554
                                  5           $29,127         $34,921        $41,702
                                  6           $34,780         $42,976        $52,956
                                  7           $40,377         $51,430        $65,437
                                  8           $45,917         $60,301        $79,276
                                  9           $51,401         $69,611        $94,624
                                 10           $56,828         $79,380       $111,642
                                 15           $87,447        $140,972       $234,751
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  47

TABLE 8
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 2                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Cash Value Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,005,942     $1,006,325      $1,006,710           $2,042         $2,425          $2,810
    2         $16,144       $1,011,825     $1,012,965      $1,014,151           $7,925         $9,065         $10,251
    3         $24,826       $1,017,650     $1,019,933      $1,022,403          $13,750        $16,033         $18,503
    4         $33,942       $1,023,417     $1,027,246      $1,031,554          $19,517        $23,346         $27,654
    5         $43,514       $1,029,127     $1,034,920      $1,041,702          $25,227        $31,020         $37,802
    6         $53,565       $1,034,780     $1,042,975      $1,052,956          $31,270        $39,465         $49,446
    7         $64,118       $1,040,377     $1,051,429      $1,065,436          $37,257        $48,309         $62,316
    8         $75,199       $1,045,916     $1,060,300      $1,079,275          $43,186        $57,570         $76,545
    9         $86,834       $1,051,399     $1,069,609      $1,094,620          $49,059        $67,269         $92,280
    10        $99,051       $1,056,826     $1,079,377      $1,111,637          $54,876        $77,427        $109,687
    15       $169,931       $1,087,434     $1,140,949      $1,234,711          $87,434       $140,949        $234,711
    20       $260,394       $1,116,352     $1,219,149      $1,440,951         $116,352       $219,149        $440,951
    25       $375,851       $1,143,094     $1,317,896      $2,051,162         $143,094       $317,896        $785,886
    30       $523,206       $1,166,675     $1,441,582      $2,980,241         $166,675       $441,582      $1,360,841
    35       $711,272       $1,184,678     $1,594,121      $4,281,644         $184,678       $594,121      $2,314,402
    40       $951,298       $1,191,423     $1,776,662      $6,175,708         $191,423       $776,662      $3,884,093
    45     $1,257,639       $1,172,639     $1,980,625      $9,010,401         $172,639       $980,625      $6,436,001
    50     $1,648,615       $1,097,917     $2,175,754     $13,353,767          $97,917     $1,175,754     $10,514,777
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,417         $27,246        $31,554
                                  5           $29,127         $34,920        $41,702
                                  6           $34,780         $42,975        $52,956
                                  7           $40,377         $51,429        $65,436
                                  8           $45,916         $60,300        $79,275
                                  9           $51,399         $69,609        $94,620
                                 10           $56,826         $79,377       $111,637
                                 15           $87,434        $140,949       $234,711
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

48  Appendix D

TABLE 9
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 3                                                                  $1 million Initial Face Amount
Current Schedule of Charges                                                             Cash Value Test


                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,007,500     $1,007,500      $1,007,500           $2,042         $2,425          $2,810
    2         $16,144       $1,015,000     $1,015,000      $1,015,000           $7,925         $9,065         $10,251
    3         $24,826       $1,022,500     $1,022,500      $1,022,500          $13,750        $16,033         $18,503
    4         $33,942       $1,030,000     $1,030,000      $1,030,000          $19,517        $23,346         $27,654
    5         $43,514       $1,037,500     $1,037,500      $1,037,500          $25,227        $31,020         $37,802
    6         $53,565       $1,045,000     $1,045,000      $1,045,000          $31,270        $39,465         $49,446
    7         $64,118       $1,052,500     $1,052,500      $1,052,500          $37,256        $48,309         $62,316
    8         $75,199       $1,060,000     $1,060,000      $1,060,000          $43,186        $57,570         $76,545
    9         $86,834       $1,067,500     $1,067,500      $1,067,500          $49,059        $67,269         $92,281
    10        $99,051       $1,075,000     $1,075,000      $1,075,000          $54,875        $77,427        $109,688
    15       $169,931       $1,112,500     $1,112,500      $1,112,500          $87,430       $140,952        $234,727
    20       $260,394       $1,150,000     $1,150,000      $1,389,302         $116,337       $219,173        $441,048
    25       $375,851       $1,187,500     $1,187,500      $2,051,627         $143,034       $318,060        $786,064
    30       $523,206       $1,225,000     $1,225,000      $2,980,906         $166,457       $442,397      $1,361,144
    35       $711,272       $1,262,500     $1,262,500      $4,282,601         $183,951       $597,534      $2,314,919
    40       $951,298       $1,300,000     $1,300,000      $6,177,109         $189,017       $789,473      $3,884,974
    45     $1,257,639       $1,337,500     $1,434,780      $9,012,498         $164,188     $1,024,843      $6,437,499
    50     $1,648,615       $1,375,000     $1,657,332     $13,356,990          $65,801     $1,304,986     $10,517,315
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,942          $6,325         $6,710
                                  2           $11,825         $12,965        $14,151
                                  3           $17,650         $19,933        $22,403
                                  4           $23,417         $27,246        $31,554
                                  5           $29,127         $34,920        $41,702
                                  6           $34,780         $42,975        $52,956
                                  7           $40,376         $51,429        $65,436
                                  8           $45,916         $60,300        $79,275
                                  9           $51,399         $69,609        $94,621
                                 10           $56,825         $79,377       $111,638
                                 15           $87,430        $140,952       $234,727
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  49

TABLE 10
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 1                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Cash Value Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,000,000     $1,000,000      $1,000,000           $1,751         $2,121          $2,491
    2         $16,144       $1,000,000     $1,000,000      $1,000,000           $7,323         $8,414          $9,550
    3         $24,826       $1,000,000     $1,000,000      $1,000,000          $12,815        $14,990         $17,344
    4         $33,942       $1,000,000     $1,000,000      $1,000,000          $18,227        $21,861         $25,952
    5         $43,514       $1,000,000     $1,000,000      $1,000,000          $23,559        $29,039         $35,455
    6         $53,565       $1,000,000     $1,000,000      $1,000,000          $29,200        $36,927         $46,338
    7         $64,118       $1,000,000     $1,000,000      $1,000,000          $34,758        $45,146         $58,311
    8         $75,199       $1,000,000     $1,000,000      $1,000,000          $40,233        $53,710         $71,487
    9         $86,834       $1,000,000     $1,000,000      $1,000,000          $45,623        $62,632         $85,992
    10        $99,051       $1,000,000     $1,000,000      $1,000,000          $50,925        $71,925        $101,961
    15       $169,931       $1,000,000     $1,000,000      $1,000,000          $80,683       $129,862        $215,932
    20       $260,394       $1,000,000     $1,000,000      $1,257,628         $105,339       $198,586        $399,247
    25       $375,851       $1,000,000     $1,000,000      $1,817,457         $125,315       $281,785        $696,344
    30       $523,206       $1,000,000     $1,000,000      $2,565,682         $137,189       $380,585      $1,171,544
    35       $711,272       $1,000,000     $1,000,000      $3,541,135         $131,673       $493,759      $1,914,127
    40       $951,298       $1,000,000     $1,000,000      $4,833,658          $87,906       $618,955      $3,040,036
    45     $1,257,639               $0     $1,049,748      $6,529,825               $0       $749,820      $4,664,161
    50     $1,648,615               $0     $1,110,024      $8,775,423               $0       $874,035      $6,909,782
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,715         $18,890        $21,244
                                  4           $22,127         $25,761        $29,852
                                  5           $27,459         $32,939        $39,355
                                  6           $32,710         $40,437        $49,848
                                  7           $37,878         $48,266        $61,431
                                  8           $42,963         $56,440        $74,217
                                  9           $47,963         $64,972        $88,332
                                 10           $52,875         $73,875       $103,911
                                 15           $80,683        $129,862       $215,932
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

50  Appendix D

TABLE 11
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 2                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Cash Value Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical            Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  -----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,005,651     $1,006,021      $1,006,391           $1,751         $2,121          $2,491
    2         $16,144       $1,011,223     $1,012,314      $1,013,450           $7,323         $8,414          $9,550
    3         $24,826       $1,016,715     $1,018,889      $1,021,244          $12,815        $14,989         $17,344
    4         $33,942       $1,022,126     $1,025,760      $1,029,850          $18,226        $21,860         $25,950
    5         $43,514       $1,027,457     $1,032,937      $1,039,352          $23,557        $29,037         $35,452
    6         $53,565       $1,032,707     $1,040,433      $1,049,843          $29,197        $36,923         $46,333
    7         $64,118       $1,037,873     $1,048,259      $1,061,422          $34,753        $45,139         $58,302
    8         $75,199       $1,042,955     $1,056,428      $1,074,202          $40,225        $53,698         $71,472
    9         $86,834       $1,047,950     $1,064,954      $1,088,307          $45,610        $62,614         $85,967
    10        $99,051       $1,052,857     $1,073,848      $1,103,871          $50,907        $71,898        $101,921
    15       $169,931       $1,080,590     $1,129,701      $1,215,648          $80,590       $129,701        $215,648
    20       $260,394       $1,104,997     $1,197,884      $1,397,984         $104,997       $197,884        $397,984
    25       $375,851       $1,124,249     $1,279,174      $1,811,032         $124,249       $279,174        $693,882
    30       $523,206       $1,134,252     $1,371,856      $2,556,961         $134,252       $371,856      $1,167,562
    35       $711,272       $1,124,234     $1,465,828      $3,529,381         $124,234       $465,828      $1,907,773
    40       $951,298       $1,072,136     $1,534,907      $4,817,846          $72,136       $534,907      $3,030,092
    45     $1,257,639               $0     $1,510,014      $6,508,662               $0       $510,014      $4,649,044
    50     $1,648,615               $0     $1,267,615      $8,747,157               $0       $267,615      $6,887,525
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                           --------------------------------------------------------------
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,715         $18,889        $21,244
                                  4           $22,126         $25,760        $29,850
                                  5           $27,457         $32,937        $39,352
                                  6           $32,707         $40,433        $49,843
                                  7           $37,873         $48,259        $61,422
                                  8           $42,955         $56,428        $74,202
                                  9           $47,950         $64,954        $88,307
                                 10           $52,857         $73,848       $103,871
                                 15           $80,590        $129,701       $215,648
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

                                                                  Appendix D  51

TABLE 12
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy

Male and Female Each Issue Age 35, Ultra Preferred Non-Tobacco                          $7,500 Annual Premium
Death Benefit Option 3                                                                  $1 million Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges and                                Cash Value Test
Current Fund Level Charges

                                Death Benefit Assuming Hypothetical           Net Surrender Value Assuming Hypothetical
                                 Gross Annual Investment Return of:               Gross Annual Investment Return of:
                           -----------------------------------------------  ----------------------------------------------
             Premiums
End of    Accumulated at
Policy      5% Interest
 Year        Per Year            0%              6%             12%               0%             6%             12%
-------------------------  -----------------------------------------------  ----------------------------------------------
    1          $7,875       $1,007,500     $1,007,500      $1,007,500           $1,751         $2,121          $2,491
    2         $16,144       $1,015,000     $1,015,000      $1,015,000           $7,323         $8,414          $9,550
    3         $24,826       $1,022,500     $1,022,500      $1,022,500          $12,814        $14,989         $17,344
    4         $33,942       $1,030,000     $1,030,000      $1,030,000          $18,226        $21,860         $25,950
    5         $43,514       $1,037,500     $1,037,500      $1,037,500          $23,557        $29,036         $35,452
    6         $53,565       $1,045,000     $1,045,000      $1,045,000          $29,196        $36,922         $46,333
    7         $64,118       $1,052,500     $1,052,500      $1,052,500          $34,751        $45,138         $58,303
    8         $75,199       $1,060,000     $1,060,000      $1,060,000          $40,222        $53,697         $71,473
    9         $86,834       $1,067,500     $1,067,500      $1,067,500          $45,605        $62,612         $85,970
    10        $99,051       $1,075,000     $1,075,000      $1,075,000          $50,900        $71,896        $101,928
    15       $169,931       $1,112,500     $1,112,500      $1,112,500          $80,554       $129,707        $215,743
    20       $260,394       $1,150,000     $1,150,000      $1,255,848         $104,861       $197,988        $398,682
    25       $375,851       $1,187,500     $1,187,500      $1,815,086         $123,780       $279,799        $695,435
    30       $523,206       $1,225,000     $1,225,000      $2,562,518         $132,690       $374,612      $1,170,100
    35       $711,272       $1,262,500     $1,262,500      $3,536,962         $118,778       $476,307      $1,911,871
    40       $951,298       $1,300,000     $1,300,000      $4,828,193          $52,054       $569,365      $3,036,599
    45     $1,257,639               $0     $1,337,500      $6,522,769               $0       $608,158      $4,659,121
    50     $1,648,615               $0     $1,375,000      $8,766,426               $0       $474,240      $6,902,697
-------------------------  -----------------------------------------------  ----------------------------------------------

                                                Account Value Assuming Hypothetical
                                                Gross Annual Investment Return of:
                           --------------------------------------------------------------
                               End of
                             Policy Year         0%             6%             12%
                                  1            $5,651          $6,021         $6,391
                                  2           $11,223         $12,314        $13,450
                                  3           $16,714         $18,889        $21,244
                                  4           $22,126         $25,760        $29,850
                                  5           $27,457         $32,936        $39,352
                                  6           $32,706         $40,432        $49,843
                                  7           $37,871         $48,258        $61,423
                                  8           $42,952         $56,427        $74,203
                                  9           $47,945         $64,952        $88,310
                                 10           $52,850         $73,846       $103,878
                                 15           $80,554        $129,707       $215,743
                           --------------------------------------------------------------

--------------------------------------------------------------------------------
Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.

52  Appendix D

Appendix E

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address  Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director              Corning, Inc.
One Riverfront Plaza, HQE 2                 Chairman and Chief Executive Officer (since 1996)
Corning, NY  14831                          President and Chief Operating Officer (1990-1996)

James R. Birle, Director                 Resolute Partners, LLC
2 Soundview Drive                           Chairman (since 1997), Founder (1994)
Greenwich, CT  06836                        President (1994-1997)
                                         Blackstone Group
                                            General Partner (1988-1994)

Gene Chao, Director                      Computer Projections, Inc.
733 SW Vista Avenue                         Chairman, President and CEO (since 1991)
Portland, OR  97205

Patricia Diaz Dennis, Director           SBC Communications Inc.
175 East Houston, Room 5-A-70               Senior Vice President - Regulatory and Public Affairs (since 1998)
San Antonio, TX  78205                      Senior Vice President and Assistant General Counsel (1995-1998)
                                         Sullivan & Cromwell
                                            Special Counsel (1993-1995)
                                         U.S. Department of State
                                            Asst. Secy. of State for Human Rights and Human Affrs. (1992-1993)

Anthony Downs, Director                  The Brookings Institution
1775 Massachusetts Ave., N.W.               Senior Fellow (since 1977)
Washington, DC  20036-2188

James L. Dunlap, Director                Ocean Energy, Inc.
1201 Louisiana, Suite 1400                  Vice Chairman (since 1998)
Houston, TX  77002-5603                  United Meridian Corporation
                                            President and Chief Operating Officer (1996-1998)
                                         Texaco, Inc.
                                            Senior Vice President (1987-1996)

William B. Ellis, Director               Yale University School of Forestry and Environmental Studies
31 Pound Foolish Lane                       Senior Fellow (since 1995)
Glastonbury, CT  06033                   Northeast Utilities
                                            Chairman of the Board (1993-1995) and Chief Executive Officer (1983-1993)

Robert M. Furek, Director                Resolute Partners LLC
1 State Street, Suite 2310                  Partner (since 1997)
Hartford, CT  06103                      State Board of Trustees for the Hartford School System
                                            Chairman (since 1997)
                                         Heublein, Inc.
                                            President and Chief Executive Officer (1987-1996)

                                                                  Appendix E  53


Name, Position, Business Address         Principal Occupation(s) During Past Five Years
Charles K. Gifford, Director             BankBoston, N.A.
100 Federal Street                          Chairman and Chief Executive Officer (since 1996)
Boston, MA  02110                           President (1989-1996)
                                         BankBoston Corporation
                                            Chairman (since 1998) and Chief Executive Officer (since 1995)
                                            President (1989-1996)

William N. Griggs, Director              Griggs & Santow, Inc.
75 Wall Street, 20th Floor                  Managing Director (since 1983)
New York, NY  10005

George B. Harvey, Director               Pitney Bowes
One Landmark Square, Suite 1905             Chairman, President and CEO (1983-1996)
Stamford, CT  06901

Barbara B. Hauptfuhrer, Director         Director of various corporations (since 1972)
1700 Old Welsh Road
Huntingdon Valley, PA  19006

Sheldon B. Lubar, Director               Lubar & Co. Incorporated
700 North Water Street, Suite 1200          Chairman (since 1977)
Milwaukee, WI  53202

William B. Marx, Jr., Director           Lucent Technologies
5 Peacock Lane                              Senior Executive Vice President (1996-1996)
Village of Golf, FL  33436-5299          AT&T Multimedia Products Group
                                            Executive Vice President and CEO (1994-1996)
                                         AT&T Network Systems Group
                                            Executive Vice President and CEO (1993-1994)
                                            Group Executive and President (1989-1993)

John F. Maypole, Director                Peach State Real Estate Holding Company
55 Sandy Hook Road - North                  Managing Partner (since 1984)
Sarasota, FL  34242

Robert J. O'Connell, Director,           MassMutual
President and Chief Executive Officer       President and Chief Executive Officer (since 1999)
1295 State Street                        American International Group, Inc.
Springfield, MA  01111                      Senior Vice President (1991-1998)
                                         AIG Life Companies
                                            President and Chief Executive Officer (1991-1998)

Thomas B. Wheeler, Director and          MassMutual
Chairman of the Board                       Chairman of the Board (since 1996)
1295 State Street                           President (1988-1996) and Chief Executive Officer (1988-1999)
Springfield, MA  01111

54  Appendix E

Name, Position, Business Address         Principal Occupation(s) During Past Five Years
Alfred M. Zeien, Director                The Gillette Company
Prudential Tower                            Chairman and Chief Executive Officer (since 1991)
Boston, MA  02199


Executive Vice Presidents:

Lawrence V. Burkett, Jr.                 MassMutual
1295 State Street                           Executive Vice President and General Counsel (since 1993)
Springfield, MA  01111                      Senior Vice President and Deputy General Counsel (1992-1993)

Peter J. Daboul                          MassMutual
1295 State Street                           Executive Vice President and Chief Information Officer (since 1997)
Springfield, MA  01111                      Senior Vice President (1990-1997)

John B. Davies                           MassMutual
1295 State Street                           Executive Vice President (since 1994)
Springfield, MA  01111                      Associate Executive Vice President (1994-1994)
                                            General Agent (1982-1993)

Daniel J. Fitzgerald                     MassMutual
1295 State Street                           Executive Vice President (since 1994)
Springfield, MA  01111                      Corporate Financial Operations (1994-1997)
                                            Senior Vice President (1991-1994)

James E. Miller                          MassMutual
1295 State Street                           Executive Vice President (since 1997 and 1987-1996)
Springfield, MA  01111                   UniCare Life & Health
                                            Senior Vice President (1996-1997)

John V. Murphy                           MassMutual
1295 State Street                           Executive Vice President (since 1997)
Springfield, MA  01111                   David L. Babson & Co., Inc.
                                            Executive Vice President and Chief Operating Officer (1995-1997)
                                         Concert Capital Management, Inc.
                                            Chief Operating Officer (1993-1995)
                                         Liberty Financial Companies
                                            Senior Vice President and Chief Financial Officer (1977-1993)

Joseph M. Zubretsky                      MassMutual
1295 State Street                           Executive Vice President and Chief Financial Officer (since 1997)
Springfield, MA 01111                    HealthSource
                                            Chief Financial Officer (1996-1996)
                                         Coopers & Lybrand
                                            Partner (1990-1996)


                                                                  Appendix E  55

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V.  Subject to limitations of law, the Company shall indemnify:

     (a) each director, officer or employee;

     (b) any individual who serves at the request of the Company as Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

     (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

     Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

            Notwithstanding the foregoing, no indemnification shall be provided with respect to:

            (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

            (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

            (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

                In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

                The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this
                Article V.

                Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                  REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
                       THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable whole life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                              CONTENTS OF FILING

This Registration Statement is comprised of the following documents:

            The Facing Sheet.

            Cross-Reference to items required by Form N-8B-2.

            The Prospectus consisting of 55  pages.

            The Undertaking to File Reports.

            The Undertaking pursuant to Rule 484 under the Securities Act of
            1993.

            Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

            The Signatures.

            Written Consents of the Following Persons:

                1. To be filed: Deloitte & Touche LLP and PricewaterhouseCoopers
                   LLP as its independent accountants;

                2. Form of Counsel's opinion as to the legality of securities being registered;

                3. Form of Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.

   99.A. The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in Form N-8B-2:

   1a. Resolution of Board of Directors of MassMutual establishing the Separate Account./1/

   1b. To be filed: Certificate of Secretary as to the establishment of the SVUL II Segment of the Separate Account.

   2.    Not Applicable.

   3a. Form of Distribution Servicing Agreement between MML Distributors, LLC and MassMutual./3/

   3b. Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual./3/

   4.    Not Applicable.

   5.a. Form of Survivorship Flexible Premium Adjustable Variable Life insurance policy.

     b.  Form of Survivorship Term Rider/10/

     c.  Form of Estate Protection Rider/10/

     d.  Form of Accelerated Death Benefit Rider/10/

     e.  Form of Policy Split Option Rider/10/

   6a.   Certificate of Incorporation of MassMutual./1/

   6b.   By-Laws of MassMutual./1/

   7.    Not Applicable.

  8. Form of Participation Agreements.

     a. Oppenheimer Variable Account Fund/1/
     b. Variable Insurance Products Fund II/4/
     c. T. Rowe Price Equity Series, Inc./5/
     d. American Century Variable Portfolios, Inc./4/
     e. Janus Aspen Trust/11/
     f. Bankers Trust/11/
     g. Goldman Sachs Trust/5/
     h. Templeton Trust/11/

9. Not Applicable.

10. To be filed: Form of Application for a Survivorship Flexible Premium Adjustable Variable Life insurance policy.

11. Form of Memorandum describing MassMutual's issuance, transfer, and redemption procedures for the Policy./6/

99.B. Form of Opinion and Consent of Counsel as to the legality of the securities being registered.

99.C. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

99.D. Not Applicable.

99.E. To be filed: Consents of Deloitte & Touche LLP and PricewaterhouseCoopers LLP as independent accountants.

99.F. Form of Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.

99.G.
     1. Powers of Attorney/7/
     2. Power of Attorney - Roger G. Ackerman/8/
     3. Powers of Attorney - Robert J. O'Connell and Thomas B. Wheeler/9/

27 Not Applicable

__________

/1/ Incorporated by reference to Initial Registration Statement of the Separate Account filed with the Commission as an exhibit on February 28,1997. (Registration No. 333-22557)
/2/ Incorporated by reference to Registration Statement asan exhibit filed with the Commission on December 5, 1997.
/3/ Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-89798 as an exhibit filed with the Commission on May 1, 1997. /4/ Incorporated by reference to the Pre-Effective Amendment No. 2 to Registration Statement No. 333-41657 filed with the Commission as an exhibit on May 26, 1998.
/5/ Incorporated by reference to the Initial Registration Statement No. 333-65887 filed with the Commission as an exhibit on October 20, 1998.
/6/ Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-41667 filed with the Commission as an exhibit on March 18, 1998.
/7/ Incorporated by reference to Registration Statement No. 333-22557 filed with the Commission as an exhibit on February 28, 1997.
/8/ Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039 on Form N-4 filed with the Commission as an exhibit on June 4, 1998.
/9/ Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 filed with the Commission on Form S-6 as an exhibit on January 28, 1999.
/10/Incorporated by reference to the initial Registration Statement to SVULII-C.M. Life filed with the Commission as an exhibit on October 5, 1999. /11/Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991 filed with the Commission on September 20, 1999.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 4th day of October, 1999.

     MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

     MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
     (Depositor)


     By: /s/ Robert J. O'Connell*
         -----------------------------------------------
     Robert J. O'Connell, Chief Executive Officer
     Massachusetts Mutual Life Insurance Company


/s/ Richard M. Howe   on October 4, 1999, as Attorney-in-Fact pursuant to
--------------------
*Richard M. Howe      powers of attorney filed herewith.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

   Signature                           Title                        Date
   ---------                           -----                        ----


/s/ Robert J. O'Connell *         Chief Executive Officer and    October 4, 1999
----------------------------      Chairman of the Board
Robert J. O'Connell


/s/ Joseph M. Zubretsky*          Executive Vice President,      October 4, 1999
-----------------------------     Chief Financial Officer &
Joseph M. Zubretsky               Chief Accounting Officer
-----------------------------



/s/ Roger G. Ackerman*            Director                       October 4, 1999
-----------------------------
Roger G. Ackerman

/s/ James R. Birle*               Director                       October 4, 1999
-----------------------------
James R. Birle

/s/ Gene Chao*                    Director                       October 4, 1999
-----------------------------
Gene Chao, Ph.D.

/s/ Patricia Diaz Dennis*         Director                       October 4, 1999
-----------------------------
Patricia Diaz Dennis

/s/ Anthony Downs*                Director                       October 4, 1999
-----------------------------
Anthony Downs

/s/ James L. Dunlap*              Director                       October 4, 1999
-----------------------------
James L. Dunlap

/s/ William B. Ellis*             Director                       October 4, 1999
-----------------------------
William B. Ellis, Ph.D.

/s/ Robert M. Furek*              Director                       October 4, 1999
-----------------------------
Robert M. Furek

/s/ Charles K. Gifford*           Director                       October 4, 1999
-----------------------------
Charles K. Gifford

/s/ William N. Griggs*            Director                       October 4, 1999
-----------------------------
William N. Griggs

/s/ George B. Harvey*             Director                       October 4, 1999
-----------------------------
George B. Harvey

/s/ Barbara B. Hauptfuhrer*       Director                       October 4, 1999
-----------------------------
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*             Director                       October 4, 1999
-----------------------------
Sheldon B. Lubar

/s/ William B. Marx, Jr.*         Director                       October 4, 1999
-----------------------------
William B. Marx, Jr.

/s/ John F. Maypole*              Director                       October 4, 1999
-----------------------------
John F. Maypole

/s/ Thomas B. Wheeler*            Director & Chairman of the     October 4, 1999
-----------------------------     Board of Directors
Thomas B. Wheeler

/s/ Alfred M. Zeien*              Director                       October 4, 1999
-----------------------------
Alfred M. Zeien

/s/ Richard M. Howe               on October 4, 1999, as Attorney-in-Fact
---------------------------       pursuant to powers of attorney filed herewith.
*Richard M. Howe

                                    EXHIBIT LIST
 99.A.5.a   Form of Survivorship Flexible Premium Adjustable Variable Life
            Policy.


 99.B. Form of Opinion and Consent of Counsel as to the legality of the securities being registered.


 99.F Form of Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.